UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pre-effective Amendment No. 2 to
FORM 10-SB
GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

WESTERN IOWA ENERGY, LLC
(Exact name of registrant as specified in its charter)

Iowa	41-2143913
(State or other jurisdiction of	(I.R.S. Employer Identification Number)
incorporation or organization)
1220 South Center Street
P.O. Box 399
Wall Lake, IA 51466
(Address of principal executive offices)
(712) 664-2173
(Registrant’s Telephone Number)

Securities to be registered pursuant to Section 12(b) of the Act: None.
Securities to be registered pursuant to Section 12(g) of the Act:
Limited Liability Company Membership Units

PART I
ITEM 1. DESCRIPTION OF BUSINESS
Business Development
     Western Iowa Energy, LLC, was formed as an Iowa limited liability company on September 21, 2004 for the purpose of developing, constructing, owning and operating a biodiesel manufacturing plant for the sale of agri-biodiesel near Wall Lake, Iowa. References to “Western Iowa Energy,” “we,” “us,” “our” and the “company” refer to the entity and business of Western Iowa Energy, LLC. For our fiscal year ended December 31, 2005, we had more than 500 members and assets exceeding $10 million; as a result, we are required to file this registration statement on Form 10-SB to register our securities with the Securities and Exchange Commission.
     We are in the process of constructing an agri-biodiesel manufacturing plant with production capacity of 30 million gallons of biodiesel per year. Our plant is located near Wall Lake, Iowa, in west central Iowa. Upon completion of plant construction, we expect to produce agri-biodiesel and crude glycerin for sale. We currently estimate that our total project cost will be approximately $40,000,000. We will not generate revenues until our plant is operational, and we anticipate increases in our accumulated losses until the plant is operational.
     As of May 31, 2006, the Western Iowa Energy plant was approximately 99% complete, al l major equipment had been delivered to the site, and a majority of the equipment had been installed. Equipment verification commenced in March. “Hot testing” production commenced in May 2006. Our general contractor and design-builder, Renewable Energy Group (“REG”), currently anticipates a project completion date of September 2006. Our production facilities were substantially complete in May 2006 and we anticipate our pretreatment facilities to be substantially complete in September 2006. However, we may experience construction delays caused by a variety of factors, including factors outside of our control, such as weather-related delays. If completion of plant construction is delayed, our ability to begin plant operations and generate revenues will also be delayed.
     We financed the development and construction of the plant with a combination of equity and debt capital. For the fiscal year ending December 31, 2005, we raised $20,995,950 by issuing 22,081 of our units to investors through an intrastate offering, which supplemented our seed capital equity of $845,000. As part of our state registered offering our initial members were extended the option to purchase the same number of units they previously purchased at $500 per unit. This purchase option resulted in the issuance of 1,546 additional membership units totaling $773,000 between March and May 2005. To complete project financing, we received $18,000,000 in debt financing from Farm Credit Services of America, FLCA consisting of a $10,000,000 term loan and a $8,000,000 revolving line of credit. In addition, we have subordinated debt financing of approximately $400,000 with the Iowa Department of Economic Development consisting of a $300,000 zero interest deferred loan and a $100,000 forgivable loan. We have a $20,402 note payable to Ford Credit Corporation secured by a truck which we paid off in full in April 2006. Finally, we anticipate entering into a Rural Development Loan Agreement with the Glidden Rural Electric Cooperative for a no interest loan in the amount of $740,000 to be repaid in full 10 years from the date of the note. Based upon our current total project cost estimate of $40,000,000, we expect our equity and available debt capital sources to be sufficient to complete plant construction and begin start-up operations.
     On May 24, 2005, we entered into a design-build contract with Renewable Energy Group for the design and construction of the plant for a total price of $33,154,800, subject to further adjustment for change orders. We approved a change order in the amount of $242,000 for the purchase of lab equipment. In addition, we approved a change order totaling $428,000 for the engineering and installation of a R.O. clean water system. As of May 31, 2006, we have paid REG a total of $31,134,806.29 under the design-build contract and have a payable outstanding to REG in the amount of $466,264.14.

     We began site grading and dirt work for the plant on June 7, 2005. REG began installing the process building footings on June 21, 2005. Construction on the administrative building began in August 2005 and was complete by April 30, 2006. Additionally, construction on the storage tank farm began in August and, as of March 31, 2006 it was substantially complete. We commenced “hot testing” production in May 2006 and have sent our first sample of biodiesel to Magellan Midstream Partners, L.P. for independent certification.
     Over the past 14 months we have been in the process of installing the infrastructure necessary to support plant operations. This includes rail siding, natural gas lines and substation and transmission lines. In addition, the City of Wall Lake dug a new well on property located adjacent to ours which will supply our water needs. We have obtained all of the permits required to construct and operate the plant. We are currently in the process of hiring the personnel necessary to operate the plant, and have hired some of our key employees, including our general manager, lab technician, bookkeeper and office administrator.
Business of Issuer
     Principal Products and Their Market
     The principal products we expect to produce at our plant are biodiesel and crude glycerin. Based upon engineering specifications from REG, we expect the plant to use approximately 230 million pounds of soybean oil and/or animal fats and grease to produce approximately 30 million gallons of agri-biodiesel and 3 million gallons of crude glycerin per year.
Primary Product- Biodiesel
     According to the National Biodiesel Board, biodiesel is a clean-burning alternative fuel produced from domestic, renewable resources for use in compression ignition (diesel) engines. Biodiesel is comprised of mono-alkyl esters of long chain fatty acids derived from vegetable oils or animal fats. A chemical process called transesterification removes the free fatty acids from the base oil and creates the desired esters. Transesterification is the reaction of vegetable oil or animal fat with an alcohol, such as methanol or ethanol, in the presence of a catalyst. The process yields four products: mono-alkyl ester (biodiesel), glycerin, feed quality fat, and methanol, which can be used again in the process. Biodiesel can then be used in neat (pure) form, or blended with petroleum diesel. Biodiesel’s physical and chemical properties, as they relate to operations of diesel engines, are similar to petroleum-based diesel fuel. As a result, biodiesel may be used in most standard diesel engines without making any engine modifications.
Co-products
     Glycerin is the primary co-product of the biodiesel production process and equals approximately 10% of the quantity of biodiesel produced. Glycerin possesses a unique combination of physical and chemical properties that are used in a large variety of products. It is highly stable under typical storage conditions, compatible with a wide variety of other chemicals and comparatively non-toxic. Glycerin has many applications as an ingredient or processing aid in cosmetics, toiletries, personal care, drugs, and food products. In addition, new uses for glycerin are frequently being discovered and developed due to its versatility.
Biodiesel Markets
     Biodiesel is primarily used as fuel for compression ignition (diesel) engines. It is produced using renewable resources and provides environmental advantages over petroleum-based diesel fuel, such as reduced vehicle emissions. Our ability to market our biodiesel will be heavily dependent upon the price of petroleum-based diesel fuel as compared to the price of biodiesel, in addition to the availability of economic incentives to produce biodiesel.
     Biodiesel is frequently used as fuel by transport trucks, marinas, railroad operators and many government vehicles. According to the Department of Energy, the United States consumes approximately

60 billion gallons of diesel fuel annually; however, biodiesel currently fills only 75 million gallons of this market.
Wholesale Market/ Biodiesel Marketers
     The wholesale market includes selling biodiesel directly to fuel blenders or through biodiesel marketers. Fuel blenders purchase B100 and B99.9 biodiesel from biodiesel production plants, mix it with regular diesel fuel according to specifications, and deliver a final product to retailers.
     There are very few wholesale biodiesel marketers in the US. Two examples are World Energy in Chelsea, Massachusetts and West Central Cooperative in Ralston, Iowa. These companies use their existing marketing relationships to market the biodiesel of individual plants to end users for a fee.
Retail
     The retail market consists of biodiesel distribution primarily through fueling stations to transport trucks and jobbers who supply farmers, maritime customers and home heating oil users. Retail level distributors include oil companies, independent station owners, marinas and railroad operators. However, the biodiesel retail market is still in its very early stages as compared to other types of fuel. The present marketing and transportation network must expand significantly in order for our company to effectively market our biodiesel. The following map prepared by the National Biodiesel Board represents the biodiesel retailers in the United States:
     The government has increased its use of biodiesel since the implementation of the Energy Policy Act (EPACT) of 1992, amended in 1998, which authorized federal, state and public agencies to use biodiesel to meet the alternative fuel vehicle requirements of EPACT. Although it is possible that individual plants could sell directly to various government entities, it is unlikely our plant could successfully market our biodiesel through such channels. Government entities have very long sales cycles based on the intricacies of their decision making and budgetary processes.

     Distribution of Principal Products
     We entered into a marketing agreement with West Central Cooperative for the purpose of marketing and distributing our biodiesel and glycerin. We will pay West Central Cooperative a fee of one cent (1¢) per gallon for each gallon of biodiesel marketed from the facility. We additionally will pay a glycerin and fatty acids fee of one fifth cent (1/5¢) per gallon for each gallon of biodiesel marketed. Under the terms of the agreement West Central takes title to the product when loaded for delivery FOB the plant.
     Our products can be delivered by truck or rail. Our property is located on paved county road M64 approximately 12 miles north of US Highway 30 and 10 miles south of US Highway 20. Rail service is also available near our site by the Canadian National Railroad. We have had to establish rail service directly to the plant so that we will be able to ship biodiesel to our customers. We anticipate we will enter into an agreement with the Canadian National Railroad Company for the use, operation, and maintenance of track to serve the plant.
     Our Primary Competition
     We will operate in a very competitive environment. We will compete with large, multi-product companies and other biodiesel plants with varying capacities. We will face competition for capital, labor, management, feedstock and other resources. Many of our competitors have greater resources than we currently have or will have in the future. Some of our competitors have soy-crushing facilities and are not reliant upon third parties for their feedstock supply. We anticipate that our fuels will meet the fuel quality requirements identified by the National Biodiesel Board that are utilized by the petroleum industry to guarantee the quality of the biodiesel to the marketplace.
     We expect that additional biodiesel producers will enter the market if the demand for biodiesel continues to increase. In a market for a uniform commodity, such as biodiesel, the methods of competition are generally based upon variables other than the product itself. The uniform nature of the product limits competitive advantage based upon unique or improved product features. Therefore, our plant will compete with other biodiesel producers on the basis of price and, to a lesser extent, delivery service.
     In 2005, approximately 75 million gallons of biodiesel were produced in the United States. The National Biodiesel Board currently estimates that fifty-six companies have plans to construct new biodiesel plants. Biodiesel plants are operating or have been proposed in a total of 34 states. Currently, there are four active biodiesel plants in Iowa. At least 12 other companies have proposed plants in Iowa, including plans by Cargill for a 37.5 million gallon plant in Iowa Falls, Iowa, which is set to begin production in April 2006. The Cargill plant will be larger than any plant currently operating in the United States. Another large corporation, Archer Daniels Midland Co., plans to construct a 50 million gallon plant in North Dakota. In addition, Central Iowa Energy has raised capital to construct a 30 million gallon plant in Newton, Iowa. According to the National Biodiesel Board, production capacity in the next 18 months could increase by 329 million gallons.
     Iowa has four facilities that currently produce biodiesel. West Central Cooperative located in Ralston, Iowa produces biodiesel primarily from feedstock produced at its soybean crushing facility. It began producing biodiesel on a small scale in 1996-1997, but constructed a continuous biodiesel production facility in 2002 capable of producing 12 million gallons of biodiesel annually.
     A second biodiesel producer in Iowa is Ag Processing Cooperative (Ag Environmental Products) in Sergeant Bluff. This facility produces biodiesel from refined bleached and deodorized soybean oil produced at its solvent extraction processing plant in Eagle Grove, Iowa. Ag Processing has recently announced plans for plant expansion. The expansion is expected to increase its production of biodiesel to 12 million gallons per year.

     The third biodiesel production facility in Iowa is Soy Solutions located in Milford, Iowa. This is a “stand-alone” facility that purchases soybean oil from the market. The facility produces less than 3 million gallons annually, and utilizes virgin soybean oil as its sole feedstock.
     Finally, the Biomass Energy Conversion Facility in Nevada, which was created seven years ago by the Iowa Energy Center, recently underwent renovations funded in part by Mid-States Biodiesel of Hampton and Superior Process Technologies of Minneapolis. Although it previously used a batch process to produce biodiesel, the renovations will allow the plant to produce 60 gallons of biodiesel every hour.
     In addition, Southern Iowa BioEnergy, LLC plans to build a 30 million gallon plant near Lamoni, Iowa and Central Iowa Energy, LLC plans to build a 30 million gallon plant near Newton, Iowa.
     The following map produced by the National Biodiesel Board indicates the locations of current active plants in the U.S. as of January 2006. Active plants are those companies that are actively producing biodiesel. Proposed plants are those companies that are in various stages of development, but are not yet actively producing biodiesel. Companies like ours in the earlier stages of the process are not represented.
     Commercial Biodiesel Production Plants (January 13, 2005)
Source: National Biodiesel Board, http://www.biodiesel.org/buyingbiodiesel/producers_marketers/ProducersMap-Existing.pdf
     The following table provides a list of the active biodiesel plants in the United States as of January 2006, as reported by the National Biodiesel Board. Again, projects in the early stages of development, like ours, are not listed.

			Annual Production
Company	Location	Feedstock	Capacity (mmgy)(1)
Alabama Biodiesel Corporation	Moundville, AL	Soybean Oil	*
Eastman Chemical Company	Batesville, AR	Soybean Oil	6
American Biofuels LLC	Bakersfield, CA	Soybean Oil	5
Biodiesel Industries of Port Hueneme	Port Hueneme, CA	Multi Feedstock	3
Bio-Energy Systems, LLC	Vallejo, CA	*	*

			Annual Production
Company	Location	Feedstock	Capacity (mmgy)(1)
Imperial Western Products	Coachella	Multi Feedstock	8
BioEnergy of Colorado	Denver, CO	Soybean Oil	10
Biofuels of Colorado	Denver, CO	Soybean Oil	6
Rocky Mountain Biodiesel Industries	Berthoud, CO	Multi Feedstock	3
Purada Processing, LLC	Lakeland, FL	Soybean Oil	18
Peach State Labs	Rome, GA	Soybean Oil	*
US Biofuels Inc.	Rome, GA	Multi Feedstock	3
Pacific Biodiesel	Kahului, HA	Recycled Cooking Oil	0.2

Pacific Biodiesel	Honolulu, HA	Recycled Cooking Oil	1

Ag Processing (AGP)	Sergeant Bluff, IA	Soybean Oil	15
Mid-States Biodiesel	Nevada, IA	Multi Feedstock	0.45
Soy Solutions	Milford, IA	Soybean Oil	2
West Central	Ralston, IA	Soybean Oil	12
Stepan Company	Millsdale, IL	Soybean Oil	11
Griffin Industries	Butler, KY	*	2
Bean Commercial Grease	Belgrade, ME	Recycled Cooking Oil	0.25

FUMPA BioFuels	Redwood Falls, MN	*	3

Minnesota Soybean Processors	Brewster, MN	Soybean Oil	30
Soymor	Glenville, MN	Soybean Oil	30
Missouri Better Bean	Bunceton, MO	Soybean Oil	3
Biodiesel of Mississippi, Inc.	Nettleton, MS	*
Channel Chemical Corporation	Gulfport, MS	Soybean Oil	5
Earth Biofuels	Meridan, MS	Soybean Oil	2
Environmental Alternatives	Newark, NJ	Soybean Oil	13
Earthship Biodiesel, LLC	Taos, NM	Recycled Cooking Oil	0.25

Bently Biofuels	Minden, NV	Multi Feedstock	1
Biodiesel of Las Vegas	Las Vegas, NV	Multi Feedstock	5
American Ag Fuels	Defiance, OH	Soybean Oil	1
Peter Cremer (TRI-NI)	Cincinnati, OH	Soybean Oil	30
Green Country Biodiesel	Chelsea, OK	Soybean Oil	0.75
SeQuential-Pacific Biodiesel, LLC	Salem, OR	Recycled Cooking Oil	1

AGRA Biodiesel	Middletown, PA	Soybean Oil	2
United Oil Company	Pittsburg, PA	Multi Feedstock	2
NuOil	Counce, TN	Soybean Oil	1.5
Biodiesel Industries of Greater Dallas-Fort Worth	Denton, TX	Multi Feedstock	3
Central Texas Biofuels	Giddings, TX	Soybean Oil	*
Corsicana Chemical	Corsicana, TX	Soybean Oil	3

			Annual Production
Company	Location	Feedstock	Capacity (mmgy)(1)
Huish Detergents	Pasadena, TX		4
Johann Haltermann, LTD	Houston, TX	Soybean Oil	20
Organic Fuels, LLC	Houston, TX	Multi Feedstock	30
Smithfield Bioenergy, LLC	Cleburne, TX	Multi Feedstock	12
SMS Envirofuels	Poteet, TX	Soybean Oil	5
South Texas Blending	Laredo, TX	Beef Tallow	5
Sun Cotton Biofuels	Roaring Springs, TX	Cottonseed Oil	*

Texoga Technologies	Conroe, TX	Soybean Oil	12
Virginia Biodiesel Refinery	New Kent, VA	Soybean Oil	2
Seattle Biofuelds, LLC	Seattle, WA	Soybean Oil	5
Renewable Alternatives	Manitowoc, WI	Soybean Oil
Total Annual Production Capacity			354(2)

*	Not provided

(1)	Annual Production Capacity only refers to the reported maximum production capability of the facility. It does not represent how many gallons of biodiesel were actually produced at each plant.

(2)	Includes the annual production capacity of plants which chose not to list their production.
     The majority of plants, and certainly the largest biodiesel producers utilize soybean oil. This ratio is likely to change over time as more producers design their plants with flexible feedstock capability. Ag Processing, Inc. and Interwest, LLC produce the feedstock for their biodiesel plants, thus they are vertically integrated back to the virgin oil feedstock supply. A majority of the existing plants are “stand-alone” facilities that purchase their feedstock from oilseed processing firms or third-party marketing firms. These biodiesel producers are more reliant upon others and thus have a lower level of feedstock supply security, however they also have the flexibility to purchase feedstock from any source allowing them to take advantage of price differences.
     Many current plants are capable of using only vegetable oil for a feedstock. Our plant will be able to use multiple types of feedstock, allowing us to use whichever is cheaper at any given time to produce our biodiesel. The cost of the feedstock is the highest cost associated with biodiesel production. In addition, animal fat based biodiesel also has some favorable advantages to soy-based biodiesel, such as better lubricity and lower nitrogen oxide (NOx) emissions.
     Sources and Availability of Raw Materials
Supply
     The cost of feedstock is the largest single component of the cost of biodiesel production, accounting for 70% to 90% of the overall cost of producing biodiesel. As a result, increased prices for feedstock greatly impact the biodiesel industry. Soybean oil is the most abundant oil feedstock available in the US. The twenty-year average price for soybean oil is approximately 21¢ per pound.
     It takes about 7.3 pounds of soybean oil to produce one gallon of biodiesel. Depending upon market conditions, we anticipate that our biodiesel plant will process approximately 230 million pounds (31.8 million gallons) of soybean oil and/or animal fats per year as the feedstock for its production process. We have entered into an agreement with West Central Cooperative to procure feedstock for our biodiesel plant pursuant to a Management and Operational Services Agreement attached as an exhibit to this registration statement. The agreement requires West Central Cooperative to provide analysis and audit of feedstock suppliers, purchase feedstock meeting specifications and in adequate quantities to fill the production schedule of the facility, negotiate for discounts, and provide transportation, logistics, and scheduling of feedstock deliveries. For its feed stock procurement service we will pay West Central Cooperative one tenth of a cent (1/10¢) per pound of feed stock procured.
Pretreatment Costs
     Crude soybean oil and all animal fats need to be pretreated before being processed into biodiesel. Pretreatment takes crude soybean oil and any animal fat or grease, removes the impurities and prepares the feedstock to go through the biodiesel process. Some feedstock needs more treatment than others. For example, virgin soybean oil can be easier and cheaper to pretreat than turkey fat, and turkey fat can be easier and cheaper to pretreat than beef tallow. The cost of the process is driven by the structure of the feedstock and the impurities in the feedstock.
     For soybean oil, the pretreatment process results in refined and bleached (RB) oil. The price differential between RB oil and crude soy oil is ordinarily $.05 per pound. Our processing plant will have pretreatment capabilities allowing us to purchase crude vegetable oil and many types of fat or grease at prices less than RB oil.
     Dependence on One or a Few Major Customers
     We have entered into a marketing contract with West Central Cooperative in which West Central Cooperative will market all biodiesel, glycerin and fatty acids produced at the facility. Therefore, we are highly dependent on West Central Cooperative for the successful marketing of our products. West Central Cooperative will provide market analysis of biodiesel supply and demand; market access to distribution channels developed by West Central; analysis and audit of biodiesel customers, including creditworthiness; marketing specialists and sales representatives to attain and establish sales opportunities and relationships for the facility’s products; transportation and logistics for biodiesel shipments; and invoicing and accounts receivable management.
     Patents, trademarks, licenses
     We are in the process of registering a trademark on the Western Iowa Energy logo. Additionally, as part of our design build agreement REG agreed to provide us a perpetual and irrevocable license to use any and all of its technology and proprietary property related to or incorporated into the plant in connection with our operation, maintenance and repair of the plant.
     Governmental approval and regulations
Federal Biodiesel Supports
     We expect the demand for biodiesel in the US to grow significantly over the next ten years due to the demand for cleaner air, an emphasis on energy security and the Renewable Fuel Standard. The Energy Policy Act of 2005, Bio Energy Program and Jobs Bill, have established the groundwork for biodiesel market development.
Renewable Fuels Standard
     The Energy Policy Act of 2005 creates the Renewable Fuels Standard (RFS), which mandates that 7.5 billion gallons of renewable fuels be used annually by 2012. The standard starts at 4 billion gallons in 2006 and increases to 7.5 billion gallons in 2012. Under the legislation, the EPA is directed to promulgate regulations that ensure the applicable volumes of renewable fuels are sold in the United States each year. The RFS may result in an increased demand for biodiesel. However, in 2004, ethanol production totaled more than 3 billion gallons, and the current ethanol production capacity is over 5 billion gallons per year. As a result, the mandates of the RFS may be met by ethanol and thus have a much smaller impact on the biodiesel industry.

Bioenergy Program
     The Bioenergy Program was created to promote sustained increases in bioenergy production and related industrial agricultural commodities, as well as to help improve the environment through the production and use of cleaner burning fuels. This has been the most instrumental program in developing the biodiesel industry. Under the program, the USDA makes payments through the Commodity Credit Corporation to eligible producers to encourage increased purchases of eligible commodities for the purpose of expanding production of bioenergy and supporting new production capacity. This program is set to expire on September 30, 2006. The grants available under the program may not continue beyond their scheduled expiration date or, if they do continue, they may not be at the same level. If construction is complete and we are producing biodiesel before September 30, 2006 we may qualify under the Bioenergy Program for the period of production through September 30, 2006.
Biodiesel Tax Credit
     The American Jobs Creation Act of 2004 created the Volumetric Ethanol Excise Tax Credit (“VEETC”) for biodiesel of $1.00 per gallon for agri-biodiesel or biodiesel derived solely from crude soybean oils, including esters derived from crude soybean vegetable oils from corn, soybeans, sunflower seeds, cottonseeds, canola, crambo, rapeseeds, safflowers, flaxseeds, rice bran, and mustard seeds, and from animal fats and a tax credit of $0.50 per gallon for non agri-biodiesel blended with petroleum diesel. VEETC may be claimed in both taxable and nontaxable markets, including exempt fleet fuel programs and off-road diesel markets. The projected effect of VEETC will be to streamline the use of biodiesel and encourage petroleum blenders to blend biodiesel as far upstream as possible, which under the Renewable Fuels Standard (RFS) or Minnesota’s 2% volume requirement, will allow more biodiesel to be used in the marketplace. VEETC also streamlines the tax refund system for below-the-rack blenders to allow a tax refund of the biodiesel tax credit on each gallon of biodiesel blended with diesel (dyed or undyed) to be paid within 20 days of blending. VEETC was originally set to expire in 2006, but was extended through December 31, 2008 by the Energy Policy Act of 2005.
State Legislation
Several states, including Iowa, are currently researching and considering legislation to increase the amount of biodiesel used and produced in their states. However, Minnesota is the first and only state to mandate biodiesel use. The legislation, which became effective in September 2005, requires that all diesel fuel sold in the state contain 2% biodiesel. Other states have enacted legislation to encourage (but not require) biodiesel production and use. Several states provide tax incentives and grants for biodiesel-related studies and biodiesel production, blending, and use. In addition, several governors have issued executive orders directing state agencies to use biodiesel blends to fuel their fleets.
On May 30, 2006 Governor Tom Vilsack signed HF 2754 and its companion appropriation bill HF 2759 into law. The bill creates the most aggressive renewable fuels usage policy of any state in the nation and includes the following incentives:
•	A RFS starting at 10% in 2009 and increasing to 25% by 2019;

•	A retail tax credit for biodiesel blends of $0.03 per gallon for retailers who sell more than 50% biodiesel blends; and

•	An expanded infrastructure program designed to help retailers and wholesalers offset the cost of bringing E85 and biodiesel blends to customers.
Future Legislation
     Environmental regulations that may affect our company change frequently. It is possible that the government could adopt more stringent federal or state environmental rules or regulations, which could increase our operating costs and expenses. The government could also adopt federal or state environmental rules or regulations that may have an adverse effect on the use of biodiesel. Furthermore, the Occupational Safety and Health Administration (“OSHA”) will likely govern plant operations. OSHA regulations may change such that the costs of the operation of the plant may increase. Any of these regulatory factors may result in higher costs or other materially adverse conditions effecting our operations, cash flows and financial performance.
     Research and Development
     We do not conduct any research and development activities associated with the development of new technologies for use in producing biodiesel.
     Costs and Effects of Compliance with Environmental Laws
     We are subject to extensive air, water and other environmental regulations and we have been required to obtain a number of environmental permits to construct and operate the plant. As of April 30, 2006 we had obtained all of the necessary permits to begin plant operations including air emissions permits, a NPDES Permit, storm water discharge permits, and boiler permits. As of March 31, 2006 we had incurred expenses of approximately $19,780 in complying with environmental laws, including cost of obtaining permits. Although we have been successful in obtaining all of the permits currently required, any retroactive change in environmental regulations, either at the federal or state level, could require us to obtain additional or new permits or spend considerable resources on complying with such regulations.
     We will be subject to oversight activities by the EPA. We are in the process of obtaining an ID number from the EPA for any hazardous waste that may result from our production of biodiesel. There is always a risk that the EPA may enforce certain rules and regulations differently than Iowa’s environmental administrators. Iowa or EPA rules are subject to change, and any such changes could result in greater regulatory burdens on plant operations. We could also be subject to environmental or nuisance claims from adjacent property owners or residents in the area arising from possible foul smells or other air or water discharges from the plant. Such claims may result in an adverse result in court if we are deemed to engage in a nuisance that substantially impairs the fair use and enjoyment of real estate.
     Employees
     As of April 30, 2006, we had fifteen full-time employees and one part time employee including our general manager, lab technician, bookkeeper, and office administrator. We expect to hire an additional nine employees that will work in the plant once the pretreatment area is complete. We expect to have the majority of employees needed to operate the plant hired and trained before operations begin.
Available Information
     The public may read and copy materials we file with the Securities and Exchange Commission at the SEC’s Public Reference Room at 100 F Street NE, Washington, D.C., 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Reports we file electronically with the SEC may be obtained at http://www.sec.gov.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS
Forward Looking Statements
     This Form 10-SB Registration Statement contains forward looking statements. Such statements may consist of any statement other than a recitation of historical facts and can be identified by words such as “may,” “should,” “anticipate,” “believe,” “expect,” “plan,” “future,” “intend,” “could,” “estimate,” “predict,” “hope,” “potential,” “continue,” or the negative of these terms or other similar expressions. These forward-looking statements represent our expectations or beliefs concerning future events, including statements regarding future construction timetable, future sales, future profit percentages, and other results of operations, the continuation of historical trends, the sufficiency of cash balances and cash generated from operating and financing activities for our future liquidity and capital resource needs, and the effects of any regulatory changes. We caution you that any forward-looking statements made in this registration statement or in other reports filed by us with the Securities and Exchange Commission are qualified by certain risks and other important factors that could cause actual results to differ materially from those in the forward-looking statements.
Management’s Plan of Operation for the Next 12 Months
     We were formed in September 2004 to develop, construct and operate a 30 million gallon biodiesel plant and engage in the production of biodiesel and crude glycerin in Wall Lake, Iowa. Our production facilities were substantially complete in May 2006 and we anticipate the pretreatment facilities to be substantially complete in September 2006. We will spend the next several months testing the production facilities, commencing start-up operations on our production facilities, completing construction of our pretreatment facilities and commencing start up operations on our pretreatment facilities. We began “hot testing” production in May 2006 and we have sent our first sample of biodiesel to Magellan Midstream Partners, L.P. for independent certification. Once we receive the analysis back from Magellan Midstream Partners, L.P. we anticipate we will begin producing biodiesel. We expect that we will not have pretreatment capabilities until the third quarter of 2006. We will also spend the next several weeks finalizing our agreements with the railroad and utilities providers.
     We expect to spend the next 12 months (1) completing construction of the plant; (2) preparing for and commencing start-up operations; and (3) engaging in the production of biodiesel and crude glycerin at our plant. We also expect to continue exploring possibilities for expansion of our plant or investing in other plants.
     Plant Construction Activity
     As of May 31, 2006, our plant was approximately 99% complete, all major equipment had been delivered to the site, and a majority of the equipment had been installed. The following chart lists the status of various projects related to construction of our plant:

Project:	Status:

Dirt and Site Work	Dirt work commenced on June 7, 2005 and was completed on approximately June 21, 2005. Additional landscaping is still required which we expect to be complete in July.

Process Building	The process building was substantially complete on May 31, 2006. All of the concrete and equipment for the process building has been installed. Equipment verification began in March and “hot testing’ production began in May 2006.

Storage Tanks	As of May 31, 2006 the storage tank farm and the rail tank car loading and unloading area were substantially complete.

Administration Office	The administration office is complete. Our staff began occupancy of the building as of February 1, 2006.

Truck Loading and Scale	The truck loading, unloading and scaling area was substantially complete on May 31, 2006.

Project:	Status:

Utilities – Electrical	The electrical wiring and control systems were approximately 98% complete as of May 31, 2006. We anticipate entering into an agreement with Sac County Rural Electrical Company to supply our electricity needs.

Utilities – Water	The City of Wall Lake drilled a well on property adjacent to the plant. We expect we will obtain all of our water needs from the City of Wall Lake at a price of $1 per 1,000 gallons. In addition, we approved a change order for engineering and installation of a R.O. clean water system for an additional $428,000.

Railroad Siding	Rail construction began in December 2005 and was substantially complete on May 31, 2006. We expect we will enter into a contract with the Canadian National Railroad regarding the use, operation, and maintenance of our track in May 2006.
     Our production facilities were substantially complete by the end of May 2006. We anticipate we will begin processing biodiesel during the second quarter of 2006 following independent certification of our biodiesel. We anticipate our pretreatment facilities will be substantially complete in September 2006 and that we will make final payments on the design-build contract by September 2006. However, we may experience construction delays caused by a variety of factors, including factors outside of our control, such as weather-related delays. If completion of plant construction is delayed, our ability to begin plant operations and generate revenues will also be delayed.
     Permitting
     Thompson Environmental Consulting, Inc. has assisted us in obtaining our required permits. We have obtained all of the required air, water, construction and other permits necessary to construct and operate the plant. The following chart lists the various permits for which we have applied:

Permit:	Status:
Spill, Prevention, Control and Countermeasures Plan	We have in place a Spill, Prevention, Control and Countermeasures (“SPCC”) Plan

Biodiesel Process Permit	The EPA has issued to us two (2) Process Permits related to the production of biodiesel.

VOC Emissions from Equipment Leaks Permit	We have 18 months following the start of production to draft a plan and we have started that process.

Boiler Permit 1	We have obtained this permit from the Iowa Department of Natural Resources

Boiler Permit 2	We have obtained this permit from the Iowa Department of Natural Resources

NPDES Storm water General Permit - Operation	We have obtained this permit

NPDES Storm water General Permit - Construction	We have obtained this permit.

Storm Water Pollution Prevention Plan	We have in place a Storm Water Pollution Prevention Plan for both Construction and Operation.

NPDES Wastewater Discharge Permit	We have a wastewater discharge permit for our non-contact water from the cooling tower, blow-down, boiler blow-down and reverse osmosis reject water. For the time being, we do not have a process water discharge permit as we are transporting this water to an off-site treatment facility. We anticipate we will build our own treatment facility at some point in the future.

Tier II Report	Because we were not operational in 2005, we were not required to file a Tier II Report for 2005. We will, however, be required to file a Tier II Report prior to March 1, 2007 for year 2006. We have a process in place for filing this report.

Superfund Amendments and	Because we were not operational in 2005, we are not required to

Permit:	Status:
Reauthorization Act (SARA) Section 313 Form R	file Form R for 2005. We will, however, be required to file Form R prior to July 1, 2007 for year 2006. We have a process in place for filing this report.

Resource Conservation and Recovery Act (RCRA) Hazardous Materials ID Number	We are in the process of obtaining an ID Number from the EPA for any hazardous waste that may result from our production of biodiesel, which we will then use to comply with all of the requirements imposed by RCRA.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
     Use of Capital
     We expect to have sufficient cash available from our lines of credit and operations to cover our costs over the next twelve months. We anticipate significant purchases of soy oil and other inputs necessary for biodiesel production in the next twelve months and will rely upon our cash reserves and senior and subordinated debt financing to finance our operations. We also expect to enter into a rural development loan agreement with the Glidden Rural Electric Cooperative for a $740,000 no interest loan.
     We expect our costs over the next twelve months to include staffing, office, audit, legal, inventory, start-up and working capital. The following is an estimate of our costs and expenditures for the 12 months following closing of our Iowa Registered Offering. It is only an estimate and our actual expenses could be much higher due to a variety of factors.
Estimated Use of Capital:

Use of Funds:	Amount Budgeted:
General Process System	$19,859,000
Refinery Process System	$4,675,000
Animal Fat Process System	$4,773,000
Administrative Building	$350,000
Sales Tax	$771,000
Office Equipment/Computer	$100,000
Misc. Construction Costs	$750,000
Land, Railroad, and Site	$1,892,000
Fire and Water	$150,000
Rolling Stock	$115,000
Construction Contingency	$2,000,000
Start-up Costs & Working Capital	$4,565,000
TOTAL	$40,000,000
     We anticipate a total project cost of approximately $40,000,000. We estimate that prior to start up we will accrue approximately $100,000 of interest expense that will be capitalized into the construction costs of the project. We expect to pay REG approximately $33,154,800 under the terms of our design- build agreement for material and labor to construct the plant. We anticipate we will make our final payment to REG in August 2006.
     Sources of Funds
     The total project cost for the plant is estimated to be approximately $40,000,000, assuming no unknown material changes are required. We have financed the construction of the plant with a combination of equity and debt capital. We initially raised equity from our seed capital investors and our offering registered with the State of Iowa. The following schedule sets forth our sources of capital:

		Percent of
Source of Funds		Total
Member Equity, Public Offering ($950 per unit)	$20,976,950	51.1%
Member Equity, Public Offering ($500 per unit)	$773,000	1.9%
Member Equity, Seed Capital	$845,000	2.1%
Term Debt	$18,000,000	43.9%
Other Loans	$400,000	1.0%

Total Sources of Funds	$40,994,950	100%
     As of March 31, 2006, the Company had the following consolidated assets: property, plant and equipment of $32,222,871, current assets of $1,050,602 and total assets of $33,409,946. As of March 31, 2006, the Company had total current liabilities of $5,283,083 and long-term debt of $5,755,053. Members’ equity was $22,371,810 as of March 31, 2006 and consisted of an accumulated deficit of $144,566 and members’ contributions, net of the cost of raising capital, of $22,516,376. The Company had no revenues from the date of inception (September 21, 2004) to March 31, 2006.
     In June 2005, we closed on our $18,000,000 debt financing with Farm Credit Services of America, FLCA. CoBank, ACB is the acting agent of Farm Credit Services of America, FLCA under the terms of the credit agreement.
     The financing with Farm Credit Services of America, FLCA provides for a $10,000,000 term loan, with an interest rate based on our selection of three interest rate options. The first option is a base rate established by the agent plus the applicable performance pricing adjustments. The pricing adjustments provide that if the total funded debt to net worth is greater than 60% the interest rate adjustment will be an additional .75%. If the total funded debt to net worth is less than 60% but greater than 50% the interest rate adjustment will be an additional .5%. If the total funded debt to net worth is less than 50% but greater than 40% the interest rate adjustment will be an additional .25% and if the total funded debt to net worth is less than or equal to 40% there will not be an interest adjustment. The second interest rate option is a fixed rate quoted by the agent. The fixed period must be at least 180 days and amounts may only be fixed in multiples of $100,000. The final option is a fixed interest rate equal to LIBOR plus the applicable performance pricing adjustment. The pricing adjustments provide that if the total funded debt to net worth is greater than 60% the interest rate adjustment will be an additional 3.5%. If the total funded debt to net worth is less than 60% but greater than 50% the interest rate adjustment will be an additional 3.25%. If the total funded debt to net worth is less than 50% but greater than 40% the interest rate adjustment will be an additional 3.0% and if the total funded debt to net worth is less than or equal to 40% the interest rate adjustment will be an additional 2.75%. The agreement requires that we make 22 principal payments of $450,000 each quarter commencing on June 20, 2006, with the final installment due December 20, 2011. In addition, we must make an additional principal payment for each fiscal year beginning in 2006 through 2010 equal to 50% of “Free Cash Flow,” as defined by our agreement with Farm Credit Services of America, FLCA. Advances under the term loan are available until May 31, 2006 pursuant to an extension provided to us by CoBank and attached to this registration statement as an exhibit. We have taken advances under the term loan in the total amount of $8,654,489.90 as follows: $2,000,000 on February 15, 2006; $5,154,498.90 on March 15, 2006, and $1,500,000 on April 17, 2006.
     In addition, we have an $8,000,000 revolving loan with Farm Credit Services of America, FLCA. This loan provides for the same interest options as under the term loan. Advances under the reducing revolving credit note are available through the life of the commitment. We had not taken any advance under the revolving term credit agreement as of April 30, 2006. The commitment reduces by $900,000 semi-annually beginning July 1, 2012 and continuing through January 1, 2016, with a final reduction at the expiration of the commitment on July 1, 2016 at which time any outstanding balance shall be due and payable in full. The note requires interest payments based on unpaid principal. The interest options are the same as those under the term loan.
     We executed a mortgage in favor of Farm Credit Services of America, FLCA creating a first lien on substantially all of our assets, including our real estate and plant and all personal property located on our property for the loan and credit agreements discussed above. As of December 31, 2005, we had not borrowed any funds on our term loan or the revolving credit agreement.
          We have subordinated debt financing of approximately $400,000 with the Iowa Department of Economic Development. The subordinate debt financing provides for a $300,000 zero interest deferred loan and a $100,000 forgivable loan. The zero interest deferred loan requires monthly installments of $2,500 beginning January 2007 with remaining unpaid principal due in December 2012. To receive a permanent waiver of the forgivable loan the company must produce 22,500,000 gallons of biodiesel and 7,500,000 pounds of crude glycerin annually by November 30, 2008. The loan is secured by a security agreement including essentially all of the Company’s assets. No funds had been received under this agreement as of December 31, 2005.
          Finally, the Company anticipates entering into a Rural Development Loan Agreement with the Glidden Rural Electric Cooperative (Glidden REC) under which we expect the Glidden REC to lend us $740,000. We expect the loan will be not bear interest and that we will be required to repay the note in full before the 10th anniversary of the date of the note.
Application of Critical Accounting Estimates
          Management uses estimates and assumptions in preparing our financial statements, in accordance with generally accepted accounting principles. These estimates and assumptions affect the reported amounts of liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Of the significant accounting policies described in the notes to the financial statements, we believe that the following may involve a higher degree of estimates, judgments and complexity:
          Allocation of Costs between Organizational, Operating and Offering Costs
          During our start-up and development legal, consulting and other costs were and will be incurred relating to organizational costs, operating costs and costs related to the offering of our capital units. As part of our procedures to determine the allocation of these costs to the appropriate category, we must establish the definition of organizational, operating and offering costs, and apply the facts and circumstances surrounding each cost incurred to the applicable definition. As part of this process, we make judgments about costs incurred and, in turn, how those costs are allocated to the applicable area. Since the criteria related to the definition of these costs is subjective, if different assumptions were used to define the above costs, the amounts charged to operations or as an offering cost could be different than the amounts reported. However, management does not believe the likelihood of materially different results would occur if different assumptions were applied to these allocations.
Off-balance Sheet Arrangements
          We have no off-balance sheet arrangements.
ITEM 3. DESCRIPTION OF PROPERTY
          Our property consists primarily of the plant and the real estate upon which the plant sits in Wall Lake, Iowa. The plant was approximately 99% complete on May 31, 2006. The plant is located on an approximately 38.3 acre rural site located near Wall Lake, Iowa near both US Highway 20 and US Highway 30. The plant’s address is 1220 South Center Street. The site is adjacent to the main line of the Canadian National Railroad, which will serve the plant. The plant will consist of the following buildings:
•	Principal office building

•	Processing building

•	Pretreatment building

•	Storage tank farm

          The site will also contain improvements such as rail tracks and a rail spur, landscaping, drainage systems and paved access roads. We expect that the construction of the plant will be final by August 2006.
          All of our tangible and intangible property, real and personal, serves as the collateral for the debt financing with Farm Credit Services of America, FLCA. Money borrowed under the Iowa Department of Economic Development loan is also secured by substantially all of the company’s assets, but is subordinate to the agreements with Farm Credit Services of America, FLCA.
ITEM 4. SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
          No person or entity, including our officers and directors currently beneficially owns more than 5% of our membership units. The following table sets forth the units beneficially owned by our directors.

	Name and Address of Beneficial	Amount and Nature of	Percent of
Title of Class	Owner	Beneficial Ownership	Class
Membership Units	John Geake	328	1.3%
	3764 Needham Avenue
	Wall Lake, IA 51466
Membership Units	Jim Meyer (1)	160	0.63%
	1854 – 280th Street
	Odebolt, IA 51458
Membership Units	Jeffery Cranston	60	0.24%
	1881 – 315th Street
	Odebolt, IA 51458
Membership Units	Dave Sieck	131	0.51%
	1710 Timber Lane
	Glenwood, IA 51534
Membership Units	Bush Boys Enterprises, LLC(2)	400	1.6%
	101 Boyer
	Wall Lake, IA 51466
Membership Units	Marla Conley	60	0.24%
	5641 R Avenue
	Cherokee, IA 51012
Membership Units	Bill Horan and Horan Brothers (3)	110	0.44%
	3220 – 240th Street
	Rockwell City, IA 50579
Membership Units	Denny Mauser	225	0.88%
	1940 – 190th Street
	Early, IA 50535
Membership Units	Muench Ag Inc.	400	1.6%
	Mark Muench
	611 E Avenue
	Ogden, IA 50212
Membership Units	Windy Hill Farms, Inc.(4)	240	0.94%
	25426 – 320th Street
	Minden, IA 51553
Membership Units	Clayton Schroeder Trust(5)	400	1.6%
	503 W. 7th Street
	Wall Lake, IA 51466
Membership Units	Orlin Steinkamp	80	0.31%
	105 W 6th Street
	Wall Lake, IA 51466

Totals		2,594	10.29%

(1)	60 of the units are owned by Mr. Meyer’s wife, Madeline Meyer.

(2)	Warren Bush, one of our directors, is a principal owner of Bush Boys Enterprises, LLC.

(3)	Bill Horan, one of our directors, is a principal owner of Horan Brothers. Bill Horan owns 50 units individually and Horan Brothers owns 60 units

(4)	Kevin Ross, one of our directors, is a principal owner of Windy Hill Farms, Inc.

(5)	Tom Schroeder, one of our directors, owns units indirectly through the Clayton Schroeder Trust.
ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS,
PROMOTERS AND CONTROL PERSONS
          The business and affairs of Western Iowa Energy, LLC are managed by and under the direction of a 12 person board of directors. The table below lists the directors and officers of Western Iowa Energy and their addresses.

Name	Position	Address
John Geake	President and Director	3764 Needham Avenue
Wall Lake, IA 51466
Jim Meyer	Vice President and Director	1854—280th Street
Odebolt, IA 51458
Jeffery Cranston	Secretary and Director	1881—315th Street
Odebolt, IA 51458
Dave Sieck	Treasurer and Director	1710 Timber Lane
Glenwood, IA 51534
Warren Bush	Director	101 Boyer
Wall Lake, IA 51466
Marla Conley	Director	5641 R Avenue
Cherokee, IA 51012
Bill Horan	Director	3220—240th Street
Rockwell City, IA
Denny Mauser	Director	1940—190th Street
Early, IA 50535
Mark Muench	Director	611 E Avenue
Ogden, IA 50212
Kevin Ross	Director	611 E Ave.
Ogden, IA 50212
Tom Schroeder	Director	503 W. 7th Street
Wall Lake, IA 51466
Orlin Steinkamp	Director	105 W. 6th
Wall Lake, IA 51466
Business Experience of Directors and Officers
          The following is a brief description of the business experience and background of our officers and directors:
          John Geake, Director and President, 3764 Needham Avenue, Wall Lake, IA 51466 – Age 46. John Geake is a fourth generation farmer who operates farms in southern Sac County. He also operates an independent farrow to finish swine operation. John formerly served on the Wall Lake School Board, and currently serves on the Twilight Acres Board of Directors. John also serves as First Assistant on the Wall Lake Fire Department.
          Jim Meyer, Director and Vice President, 1854—280th Street, Odebolt, IA 51458 – Age 69. Jim Meyer has farmed in the Odebolt area since 1966. His farm operation is focused on corn and beans. Jim taught Vo-Ag for 6 years, was a bank loan officer for 2 years, and was a member of the Iowa House of representatives for 6 years. Jim has served on the State Board of Iowa Pork Producers and in the Iowa Farm Business Association. He currently is a director of DFS and the Iowa Renewable Fuels Association.

          Jeff Cranston, Director and Secretary, 1881—315th Street, Odebolt, IA 51458 – Age 58. Jeff Cranston has farmed in the Odebolt area in Sac County, Iowa for 39 years. His operation includes traditional corn and soybean rotation, and a swine finishing operation. Jeff is currently a director on the board of directors for Sac County REC, Prairie Holdings, Inc. and Prairie Resources, LLC.
          Dave Sieck, Director and Treasurer, 1710 Timber Lane, Glenwood, IA 51534 — Age 48. David Sieck operates a family farm in Mills County Iowa. He is the past president of the Iowa Corn Growers Association and a current member of the National Corn Growers Production and Stewardship Action Team and Farm Bureau. Dave has a real estate license and is working on a real estate appraisal license.
          Warren Bush, Director, 101 Boyer, Wall Lake, IA 51466 – Age 57. Warren L. Bush is a licensed attorney in both Iowa and Arizona. He operates a general law practice with offices located in Wall Lake and Dunlap, Iowa, emphasizing in litigation of agricultural related issues. He is a principal in Bush Boys’ Enterprises, LLC, Bush Boys, Inc. and Front Row Racing Stable, Ltd. In addition, he serves as a director for The Biodiesel Group, LLC, Iowa Renewable Energy, LLC, Western Dubuque Biodiesel, LLC, Central Iowa Energy, LLC, and Tyler Kelly Shamrock Farms, Inc.
          Marla Conley, Director, 5641 R Avenue, Cherokee, IA 51012 – Age 45. Marla Conley manages a farm operation in Northwest Iowa that produces corn, soybeans and farrow to finish hogs. She is a Pork All-American and has served on several committees including the National Swine Health Committee, the Iowa Pseudorabies Advisory Committee, and the Board of the Mobley Swine Seminar. Marla serves as a director for the Cherokee County Pork Producers and Mobley Swine Seminar.
          Bill Horan, Director, 3220—240th Street, Rockwell City, IA 50579 – Age 58. Bill Horan is a partner in Horan Brothers Agricultural Enterprises in Rockwell City, Iowa, and farms in Calhoun County, Iowa. He is past president of the Iowa Corn Growers Association and sits on the board of directors of Natural Resource Solutions, LLC, Central Iowa Energy, LLC, The Biodiesel Group, LLC, Western Dubuque Biodiesel, LLC, Iowa Renewable Energy, LLC, Iowa State Research Park and Energy Coalition in Washington DC.
          Denny Mauser, Director, 1940—190th Street, Early, IA 50535 – Age 57. Denny Mauser operates farms in Buena Vista County and Sac County, Iowa. Denny formerly served as President of the Iowa Farm Bureau Young Members and on the Schaller Community School Board. He currently serves as President of Sac County Rural Electric Cooperative and is on the board of directors of Central Iowa Energy, LLC, The Biodiesel Group, LLC, Western Dubuque Biodiesel, LLC, and Iowa Renewable Energy, LLC.
          Mark Muench, Director, 611 E Ave., Ogden, IA 50212 – Age 32. Mark Muench operates a family farm near Ogden, Iowa. The farm is a corn, soybean, and cattle operation. Mark is also a director for The Biodiesel Group, LLC, Central Iowa Energy, LLC, Iowa Renewable Energy, LLC, and Western Dubuque Biodiesel, LLC.
          Kevin Ross, Director, 25426—320th Street, Minden, IA 51553 – Age 25. Kevin Ross operates a 550 acre farm with a 60 head cow herd near Minden, Iowa. Kevin is very active in the Iowa Corn Growers Association and has served one year on the Grain Merchandising and International Trade Committee. Kevin also runs a successful bull semen and liquid nitrogen distribution business. Kevin is a director of Windy Hill Farms, Inc. and Ross Valley Farms, LLC.
          Tom Schroeder, Director, 503 W. 7th Street, Wall Lake, IA 51466 – Age 50. Tom Schroeder owns and manages a refrigerated trucking company that specializes in the transportation of meat from midwest packers for export. In addition, he is the City Manager and Economic Development Director in Wall Lake, Iowa. Tom is a director on the board of directors for Central Iowa Energy, LLC, Western Dubuque Biodiesel, LLC, The Biodiesel Group, LLC and Iowa Renewable Energy, LLC.
          Orlin Steinkamp, Director, 105 W. 6th, Wall Lake, IA 51466 – Age 62. Orlin Steinkamp runs a crop and livestock operation near Wall Lake, Iowa. Orlin is involved with several organizations in the Wall Lake area including the Wall Lake Economic Board, Community Center Building Committee, Wall

Lake School Board, County Pork Producers Board, Northwest Iowa Heifer Development Board, and is a member of Farm Bureau, Chamber of Commerce, Pork Producers, Iowa Cattlemen and the American Legion.
ITEM 6. EXECUTIVE COMPENSATION
          John Geake, Jim Meyer, Jeff Cranston and Dave Sieck are serving as President, Vice President, Secretary and Treasurer of the Company, respectively, and without compensation. We will reimburse our officers for expenses incurred relating to services rendered on the Company’s behalf. We do not have any employment agreements with any officer or director.
ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
          Since our inception, we have engaged in one transaction with the following related party:
HF Schroeder
          The land purchased for the plant was purchased from H.F. Schroeder, who is the uncle of Tom Schroeder, one of our directors. HF Schroeder was given 81 membership units, valued at $950 per unit for his 38.3 acres of land. In addition, we have an option to purchase approximately an additional 33.6 acres at $2,000 per acre. The option terminates on December 31, 2009.
ITEM 8. DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED
          We currently have 25,447 membership units issued and outstanding. We have no other class of securities issued and outstanding. All units, when issued and fully paid, are non-assessable, not subject to redemption or conversion and have no conversion rights. A complete description of the rights, privileges, obligations and restrictions associated with membership in our company are found in our articles of organization and amended and restated operating agreement attached as exhibits to this registration statement.
          Each unit holder is a member of our company and has the right to receive a share of the company’s profits and losses, to receive distributions of the company’s assets, if and when declared by our directors, and to participate in the distribution of the company’s assets in the event the company is dissolved or liquidated. Additionally, each unit holder has the right to access certain information concerning our business and affairs and to vote on matters coming before a vote of the unit holders. If a membership is terminated, regardless of whether or not units have been transferred or the company admits a substitute unit holder, the original unit holder will lose all of his or her rights to vote the units and the right to access information concerning our business and affairs. However, a unit holder will continue to have the right to a share of our profits and losses and to participate in the distribution of our assets in the event the company is liquidated or terminated.
Voting Rights
          Each unit holder is entitled to one vote per unit owned. Investors may vote their units in person or by proxy on all matters coming before a unit holder vote. Unit holders do not have cumulative voting or pre-emptive rights.
          Our amended and restated operating agreement provides that the directors do not have authority to do any of the following without the unanimous consent of the membership voting interests:
•	Permit the company to engage in any activity that is not consistent with the purposes of the company as set forth in the operating agreement;

•	Knowingly do any act in contravention of the operating agreement or which would make it impossible to carry on the ordinary business of the company;

•	Possess company property, or assign rights in specific company property, for other than a company purpose; or

•	Cause the company to voluntarily take any action that would cause a bankruptcy of the company.
          In addition to the above actions, the directors must receive consent of holders of a majority of the membership voting interests to do the following:
•	Merge, consolidate, exchange or otherwise dispose of at one time all or substantially all of the company’s property, except for a liquidating sale of the property in connection with the dissolution of the Company;

•	Confess a judgment against us in excess of $500,000;

•	Issue units at a price less than $500 per unit;

•	Issue more than an aggregate of 27,000 units; and

•	Cause us to acquire any equity or debt securities of any director or any of his affiliates, or otherwise make loans to any director or any of his affiliates.
          Our operating agreement may be amended by the affirmative vote of the holders of a majority of the units constituting a quorum. However, no amendment may adversely affect a member’s membership economic interest or modify the liability of a member, without that member’s consent. Voluntary dissolution of our company may be effected only upon the prior approval of a 75% majority of the membership voting interests.
Transfer Restrictions
          An investor’s ability to transfer our units is restricted by federal and state securities laws. The units are restricted securities under federal and state securities laws and may not be transferred absent registration or an exemption. In addition, our operating agreement restricts the transfer of units. Investors may not transfer their units prior to the time that our plant is substantially operational unless such transfer is:
•	To the investor’s administrator or trustee to whom such units are transferred involuntarily by operation of law, such as death; or

•	Made without consideration to or in trust for the investor’s descendants or spouse.
          Once we begin substantial operation of the plant, investors may transfer their units to any person or organization only if such transfer meets the conditions precedent to a transfer under our operating agreement and:
•	Has been approved by our directors in accordance with the terms of the operating agreement; or

•	The transfer is made to any other member or to any affiliate or related party of another member or the transferring member.
          To maintain partnership tax status, the units may not be traded on an established securities market or readily tradable on a secondary market. We do not expect to list our units on the New York Stock Exchange, or the NASDAQ Stock Market, or any other stock exchange. To help ensure that a market does not develop, our operating agreement prohibits transfers without the approval of the directors. The directors will generally approve transfers so long as the transfers fall within “safe harbors” contained in the publicly traded partnership rules under the Internal Revenue Code. Permitted transfers also include transfers by gift, transfers upon death of a member, transfers between family members and other transfers approved by directors during the tax year that in the aggregate do not exceed 2% of the total outstanding units. If any person transfers units in violation of the publicly traded partnership rules or without our prior consent, the transfer will be null and void.

PART II
ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY
AND RELATED STOCKHOLDER MATTERS.
          Western Iowa Energy has only one class of membership units. Our membership units are not traded on any public market. Our issued and outstanding units are exempt from registration with the Securities and Exchange Commission under Section 3(a)(11) of the Securities Act of 1933 (regarding intra-state offerings).
          In autumn of 2004, we sold 1,690 of our membership units to our seed capital investors at a price of $500 per unit. We claimed exemption from federal registration with respect to our unit sales under Section 3(a)(11) of the Securities Act of 1933 (regarding intra-state offerings).
          In February 2005, we conducted a registered offering in the State of Iowa, but were exempt from registration with the Securities and Exchange Commission under Section 3(a)(11) of the Securities Act of 1933. We registered a minimum of 14,000 units and a maximum of 23,158 units at an offering price of $950 per unit if purchased on or before April 15, 2005, $975 per unit from April 16, 2005 to August 31, 2005, and $1,000 after August 31, 2005. The offering commenced on February 28, 2005 in the State of Iowa and closed on March 17, 2005. We sold 22,081 units in the Iowa Registered Offering. In conjunction with the Iowa Registered Offering, we issued an option to purchase additional units to our members who purchased units in our initial seed capital offering. We offered those members the option to purchase the same number of units that they purchased in the initial seed capital offering at a price of $500 per unit. As a result of this offer, we sold 1,546 additional units. This option to purchase expired upon breaking escrow.
          In addition to the units issued in our seed capital and state registered offerings we issued 40 membership units to Jim Venner pursuant to a consulting agreement dated February 11, 2005 for his project consultant services. We issued 9 membership units to Wayne Seaman for consulting services and we issued 81 membership units to HF Schroeder in consideration for the purchase of our land.
          Finally on July 19, 2006 we issued 500 units to REG under the terms of a verbal agreement between us and REG. The verbal agreement provided for the issuance of 1,000 membership units to REG upon substantial completion of construction. The $1,000,000 consideration for the units was to be deducted from the final retainage payable to REG. On July 19, 2006 we modified this agreement by agreeing to issue 500 units as of July 19, 2006. The remaining 500 units will be issued upon final completion of the project.
          We have not made any distributions to our unit-holders. Revenues generated from plant operations will be distributed to the unit holders by the directors, in their discretion, in proportion to units held subject to, and to the extent permitted by, any loan covenants or restrictions on such distributions agreed to by the company in any loan agreements with the company’s lenders from time to time in effect. The directors of the company will endeavor to provide for cash distributions at such times and in such amounts as will permit the unit holders to make timely payment of income taxes.
          There are no outstanding options or warrants to purchase, or securities convertible into, common equity of the registrant. The Company has 25,947 membership units issued and outstanding and a total of approximately 683 unit-holders. In addition, it is likely that the 1,690 units purchased in the initial private seed capital offering will be subject to Rule 144 under the Securities Act. Finally, the company has not offered any compensation plans under which equity securities are authorized for issuance.
ITEM 2. LEGAL PROCEEDINGS
          The company is not currently subject to any material legal proceedings or claims.
ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
          Eide Bailly LLP is the company’s independent auditor at the present time. The company has had no disagreements with the reports issued by their auditors.
ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.
          In autumn of 2004, we sold 1,690 of our membership units to our seed capital investors at a price of $500 per unit and received aggregate proceeds of $845,000. We claimed exemption from federal registration with respect to our unit sales due to the application of Section 3(a)(11) of the Securities Act of 1933 (regarding intra-state offerings).
          In February 2005, we conducted a registered offering in the State of Iowa, but were exempt from registration with the Securities under Section 3(a)(11) of the Securities Act of 1933. We registered a minimum of 14,000 units and a maximum of 23,158 units at an offering price of $950 per unit if purchased on or before April 15, 2005, $975 per unit from April 16, 2005 to August 31, 2005, and $1,000 after August 31, 2005. The offering commenced on February 28, 2005 in the State of Iowa and closed on March 17, 2005. We sold 22,081 units at a price of $950 per unit. From our unit sales we received total aggregate proceeds of approximately $20,976,950.
          We were able to rely on Section 3(a)(11) for the seed capital offering and the Iowa registered offering because we sold units only to residents of the State of Iowa and the recipients of securities in each transaction represented their intention to acquire the securities for investment only and not with a view to, or for sale in connection with, any distribution thereof, and appropriate legends were affixed to unit certificates and instruments issued in such transactions. We gave each investor information about us and gave them opportunities to ask questions regarding the terms and conditions of the offering.
          In conjunction with the offering registered in the State of Iowa, we issued an option to purchase additional units to our members who purchased units in our initial seed capital offering. We offered those members the option to purchase the same number of units that they purchased in the initial seed capital offering at a price of $500 per unit. As a result of this offer, we sold 1,546 units at $500 per unit for total aggregate proceeds of approximately $773,000. The option to purchase additional units expired upon breaking escrow.
          In addition to the units issued in our seed capital and state registered offerings we issued 40 membership units to Jim Venner pursuant to a consulting agreement dated February 11, 2005 for his project consultant services. We issued 9 membership units to Wayne Seaman for consulting services and we issued 81 membership units to HF Schroeder in consideration for the purchase of our land. Finally we issued REG 500 units under a verbal agreement in consideration for a deduction of $500,000 from the payable to REG. We will issue an additional 500 units to REG upon final completion of the project.
ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.
     Under Iowa law, no director or officer will be liable for any of the company’s debts, obligations or liabilities merely because he or she is a director or officer. In addition, our operating agreement contains an extensive indemnification provision which requires us to indemnify any officer or director who was or is a party, or who is threatened to be made a party to any current or potential legal action because he or she is a director or officer of the company. The company must also indemnify these individuals if they were serving another entity at our request. The company must indemnify against expenses, including attorneys’ fees, judgments, fines and any amounts paid in any settlement that was actually and reasonable incurred by these individuals in connection with any legal proceedings.

PART F/S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Members
Western Iowa Energy, LLC
We have audited the accompanying balance sheets of Western Iowa Energy, LLC (a development stage company) as of December 31, 2005 and 2004 and the related statements of operations, members’ equity and cash flows for the periods ended December 31, 2005 and 2004 and for the period from September 21, 2004 (inception) to December 31, 2005. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we do not express such an opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Western Iowa Energy, LLC as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the periods ended December 31, 2005 and 2004, and for the period from September 21, 2004 (inception) to December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.
Minneapolis, Minnesota
February 14, 2006

WESTERN IOWA ENERGY, LLC
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEETS December 31, 2005 and 2004

	2005	2004
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$4,935,695	$660,390
Prepaid legal costs	—	25,235

Total current assets	4,935,695	685,625

PROPERTY, PLANT AND EQUIPMENT
Land	78,354	—
Office equipment	17,486	—
Vehicle	42,000	—
Construction in progress	21,329,249	—

Total, at cost	21,467,089	—
Less accumulated depreciation	10,334	—

Total property, plant and equipment	21,456,755	—

OTHER ASSETS
Land options	596	1,000
Deposit on construction costs	—	100,000
Other investments	2,000	—
Loan origination fees	135,589	—

Total other assets	138,185	101,000

TOTAL ASSETS	$26,530,635	$786,625

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES
Accounts payable:
Trade	$262	$23,498
Construction	68,431	—
Construction — related party	3,960,085	—
Current portion of long-term debt	9,343	—
Accrued payroll taxes	1,039	—

Total current liabilities	4,039,160	23,498

LONG-TERM LIABILITIES
Long-term debt, less current portion above	10,432	—

Total liabilities	4,049,592	23,498

MEMBERS’ EQUITY
Contributed capital	22,516,376	840,638
Deficit accumulated during the development stage	(35,333)	(77,511)

Total members’ equity	22,481,043	763,127

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$26,530,635	$786,625

These financial statements should be read only in connection with the accompanying summary of significant accounting policies, and notes to financial statements.

WESTERN IOWA ENERGY, LLC
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF OPERATIONS

		From	From
		September 21, 2004	September 21, 2004
	Year Ended	(Date of Inception)	(Date of Inception)
	December 31, 2005	to December 31, 2004	to December 31, 2005
REVENUES	$—	$—	$—

OPERATING EXPENSES
Organization costs	44,267	3,901	56,918
Consulting and professional fees	139,124	86,675	217,049
Office and administrative expenses	98,858	935	99,793

Total operating expenses	282,249	91,511	373,760

OTHER INCOME (EXPENSE)
Interest income	320,074	—	320,074
Interest expense	(647)	—	(647)
Other income	5,000	14,000	19,000

Total other income (expense)	324,427	14,000	338,427

NET INCOME (LOSS)	$42,178	$(77,511)	$(35,333)

BASIC AND DILUTED EARNINGS (LOSS) PER UNIT	$3	$(246)

WEIGHTED AVERAGE UNITS OUTSTANDING, BASIC AND DILUTED	15,405	315

These financial statements should be read only in connection with the accompanying summary of significant accounting policies, and notes to financial statements.

WESTERN IOWA ENERGY, LLC
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CHANGES IN MEMBERS’ EQUITY

			Deficit Accumulated
		Contributed	During the
	Units	Capital	Development Stage	Total
BALANCE, SEPTEMBER 21, 2004 (Date of Inception)	—	$—	$—	$—

Initial units issued (seed capital), 1,690 membership units at $500 per unit	1,690	845,000	—	845,000

Cost of raising capital	—	(4,362)	—	(4,362)

Net loss for the period ended December 31, 2004	—	—	(77,511)	(77,511)

BALANCE, DECEMBER 31, 2004	1,690	840,638	(77,511)	763,127

Additional units issued (seed capital), 1,546 units at $500 per unit	1,546	773,000	—	773,000

Capital contributions from public offering, 22,081 units at $950 per unit	22,081	20,976,950	—	20,976,950

Units issued in exchange for land, 81 units at $950 per unit	81	76,950	—	76,950

Units issued in exchange for services, 49 units at $950 per unit	49	46,550	—	46,550

Cost of raising capital	—	(197,712)	—	(197,712)

Net income for the year ended December 31, 2005	—	—	42,178	42,178

BALANCE, DECEMBER 31, 2005	25,447	$22,516,376	$(35,333)	$22,481,043

These financial statements should be read only in connection with the accompanying summary of significant accounting policies, and notes to financial statements.

WESTERN IOWA ENERGY, LLC
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CASH FLOWS

		From	From
		September 21, 2004	September 21, 2004
	Year Ended	(Date of Inception)	(Date of Inception)
	December 31, 2005	to December 31, 2004	to December 31, 2005
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$42,178	$(77,511)	$(35,333)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities Depreciation	10,334	—	10,334
Member units issued for services included in startup expenses	38,000	—	38,000
Effects of changes in operating assets and liabilities			—
Prepaid legal costs	25,235	(25,235)	—
Accounts payable	(23,236)	23,498	262
Accrued payroll taxes	1,039	—	1,039

Net cash provided by (used in) operating activities	93,550	(79,248)	14,302

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of office equipment and vehicle	(59,486)	—	(59,486)
Purchase of land options	(1,000)	(1,000)	(2,000)
Construction in process	(17,200,733)	(100,000)	(17,300,733)
Purchase of capital stock of lenders	(2,000)	—	(2,000)

Net cash used in investing activities	(17,263,219)	(101,000)	(17,364,219)

CASH FLOWS FROM FINANCING ACTIVITIES
Loan origination fees	(135,589)	—	(135,589)
Cost of raising capital	(189,162)	(4,362)	(193,524)
Proceeds from long-term debt	28,105	—	28,105
Payments on long-term debt	(8,330)	—	(8,330)
Capital contributions	21,749,950	845,000	22,594,950

Net cash provided by financing activities	21,444,974	840,638	22,285,612

NET INCREASE IN CASH AND CASH EQUIVALENTS	4,275,305	660,390	4,935,695

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	660,390	—	—

CASH AND CASH EQUIVALENTS, END OF PERIOD	$4,935,695	$660,390	$4,935,695

These financial statements should be read only in connection with the accompanying summary of significant accounting policies, and notes to financial statements.

WESTERN IOWA ENERGY, LLC
(A DEVELOPMENT STAGE COMPANY)
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
December 31, 2005 and 2004
Western Iowa Energy, LLC (an Iowa development stage limited liability company) located in Wall Lake, Iowa was organized on September 21, 2004 to pool investors to build a 30 million annual production biodiesel plant for the production of fuel grade biodiesel. The Company’s fiscal year ends on December 31. Significant accounting policies followed by the Company are presented below. As of December 31, 2005 the Company is in the development stage with its efforts being principally devoted to organizational, construction and financing activities.
USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
BASIS OF ACCOUNTING
The Company uses the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. This method recognizes revenues as earned and expenses as incurred.
REVENUE RECOGNITION
Revenue from the production of biodiesel and related products will be recorded upon delivery to customers. Interest income is recognized as earned.
CASH AND CASH EQUIVALENTS
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.
DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES
SFAS No. 133 requires a company to evaluate its contracts to determine whether the contracts are derivatives. Certain contracts that literally meet the definition of a derivative may be exempted from SFAS No. 133 as normal purchases or normal sales. Normal purchases and normal sales are contracts that provide for the purchase or sale of something other than a financial instrument or derivative instrument that will be delivered in quantities expected to be used or sold over a reasonable period in the normal course of business. Contracts that meet the requirements of normal are documented as normal and exempted from the accounting and reporting requirements of SFAS No. 133.
During 2005 the Company entered into agreements to purchase soybean oil for anticipated productions needs. These contracts are considered normal purchase contracts and exempted from SFAS No. 133.
PROPERTY AND EQUIPMENT
Property and equipment are stated at cost. Significant additions are capitalized, while expenditures for maintenance, repairs and minor renewals are charged to operations when incurred. Office equipment and vehicles are depreciated on the straight-line basis over their estimated useful lives, which range from five to ten years.
Construction in progress consists of amounts incurred for the engineering, construction planning and construction costs of the biodiesel plant and other costs that meet capitalization criteria. As of December 31, 2005 construction in progress consisted primarily of construction costs for the biodiesel plant.

WESTERN IOWA ENERGY, LLC
(A DEVELOPMENT STAGE COMPANY)
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
December 31, 2005 and 2004
The Company reviews its property and equipment for impairment whenever events indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recorded when the sum of the future cash flows is less than the carrying amount of the asset. The amount of the loss is determined by comparing the fair market values of the asset to the carrying amount of the asset.
LOAN ORIGINATION FEES
Loan origination fees are stated at cost and will be amortized on the straight-line method over the life of the loan agreements. Amortization will commence when the Company borrows on the loans.
OTHER INVESTMENTS
Other investments consist of investments in the capital stock of the Company’s primary lenders. The investments are stated at cost which approximates market.
OTHER INCOME
Other income consists of amounts received from unaffiliated organizations to assist in the organization and development of the Company. Amounts are recorded as other income when there is no obligation to repay the organization.
INCOME TAXES
The Company is organized as a limited liability company under state law and is treated as a partnership for income tax purposes. Under this type of organization, the Company’s earnings pass through to the partners and are taxed at the partner level. Accordingly, no income tax provision has been calculated. Differences between financial statement basis of assets and tax basis of assets is related to capitalization and amortization of organization and start-up costs for tax purposes, whereas these costs are expensed for financial statement purposes.
EARNINGS PER UNIT
Earnings per unit are calculated based on the period of time units have been issued and outstanding. For purposes of calculating diluted earnings per capital unit, units subscribed for but not issued are included in the computation of outstanding capital units. As of December 31, 2005 and 2004 there was not a difference between basic and diluted earnings per unit since calculation of diluted earnings per unit for the effect of units subscribed but not issued would have been anti-dilutive. There were no units subscribed as of December 31, 2005.

WESTERN IOWA ENERGY, LLC
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
NOTE 1 — LAND OPTION
The Company entered into two land option agreements with a member to purchase approximately 73 acres of land for $2,000 per acre (which approximates fair value) payable in units of ownership in the Company. The Company was required to pay option consideration in the amount of $2,000. The options extend to December 31, 2009 to purchase any part of the property or it shall expire automatically and be null and void and the option consideration shall be forfeited. In June 2005 the Company exercised one of the options and partially exercised the other for the purchase of approximately 39 acres of land. The Company issued 81 member units totaling $76,950 in exchange for the land. As of December 31, 2005 the Company has a remaining option to purchase approximately 34 acres.
NOTE 2 — LONG-TERM DEBT AND FINANCING
Long-term obligations of the Company are summarized as follows at December 31, 2005 and 2004, respectively.

	2005	2004
Note payable to Ford Credit corporation requiring monthly installments of $816, including interest at 2.9%, with final payment due January 2008. The note is secured by a vehicle.	$19,775	$—

Less current portion	9,343	—

Long-term portion	$10,432	$—

Future maturities of long-term debt are as follow:
2006	$9,343
2007	9,618
2008	814

Total	$19,775

The Company has available loan commitments from Farm Credit Services of America and CoBank totaling $18,000,000 as of December 31, 2005. The commitments consist of a $10,000,000 term note and an $8,000,000 reducing revolving credit note. Advances under the term loan are available until March 31, 2006. Principal payments of $450,000 are required under the term loan to commence June 30, 2006 and due each quarter thereafter, with a final payment due no later than December 31, 2011. Advances under the reducing revolving credit note are available through the life of the commitment. The commitment reduces by $900,000 semi-annually beginning July 1, 2012 and continuing through January 1, 2016, with a final reduction at the expiration of the commitment on July 1, 2016, at which time any outstanding balance shall be due and payable in full. The notes require interest payments based on unpaid principal. The agreements also include a provision for additional payments for the fiscal years ending 2006 through 2010 based on the free cash flows of the Company. The agreements provide for several different interest rate options including variable and fixed options. The variable interest rate options are based on Libor or the agent’s base rate and include adjustments for performance which is based on the Company’s debt to net worth ratio, measured quarterly. The notes are secured by essentially all of the Company’s assets. The Company had no borrowings under these agreements as of December 31, 2005 and 2004.
The Company has been awarded $400,000 from the Iowa Department of Economic Development consisting of a $300,000 zero interest deferred loan and a $100,000 forgivable loan. The zero interest deferred loan requires monthly installments of $2,500 beginning January 2007, with remaining unpaid principal due at maturity, December, 2012. The Company must satisfy the terms of the agreement, which include producing 22,500,000 gallons of biodiesel and 7,500,000 pounds of glycerin annually by November 30, 2008, to receive a permanent waiver of the forgivable loan. The loan is secured by a security agreement including essentially all of the Company’s assets. No funds had been received under this agreement as of December 31, 2005 and 2004.

WESTERN IOWA ENERGY, LLC
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
NOTE 3 — MEMBERS’ EQUITY
The founding members of the Company were allowed to purchase membership units in the Company for $500 per unit. From September 21, 2004 (date of inception) to December 31, 2004 the Company issued 1,690 membership units for a total of $845,000. During 2005 the original members were extended the option to purchase the same number of units they previously purchased for $500 per unit. This purchase option resulted in 1,546 additional membership units totaling $773,000, issued between March and May 2005.
In February 2005 the Company prepared an offering and a Registration Statement with the State of Iowa. The Registration Statement offered up to a maximum of 23,158 units for a total offering of $22,000,000. The offering minimum number of units needed to be subscribed was 14,000 units for a total of $14,000,000. The units were to be sold at varying amounts depending on the purchase date, ranging from $950 to $1,000 per unit. Potential investors had to be a resident of the state of Iowa and purchase a minimum of 20 units. The public offering resulted in 22,081 units issued during June 2005 at $950 per unit totaling $20,976,950.
During 2005 the Company exercised a land purchase option (See Note 1) and issued 81 units at $950 per unit totaling $76,950 in exchange for approximately 39 acres of land. The Company also issued 49 units at $950 per unit totaling $46,550 to two individuals in exchange for services, $38,000 is included in start up expenses in the Statement of Operations and the remaining $8,550 is included in the cost of raising capital in the Statement of Changes in Members’ Equity for the year ended December 31, 2005.
During 2005 the Company entered into a verbal agreement to issue an additional 1,000 units. The verbal agreement is with the Company’s general contractor used to construct the plant who is also an entity related to West Central Coop who provides management and operational services for the Company (See Note 8). The agreement provides for the issuance of 1,000 membership units to the contractor upon completion of construction. The $1,000,000 consideration for the units will be deducted from the final retainage payable to the contractor. At such time the retainage payable will be decreased and contributed capital of the Company will be increased by $1,000,000. The calculation of diluted shares will be impacted when the aforementioned units are actually issued.
The Company’s operating agreement provides that the net profits or losses of the Company will be allocated to the members in proportion to the membership units held. Members will not have any right to take part in the management or control of the Company. Each membership unit entitles the member to one vote on any matter which the member is entitled to vote. Transfers of membership units are prohibited except as provided for under the operating agreement.
NOTE 4 — CONCENTRATION OF CREDIT RISK
The Company maintains cash balances at a financial institution in its trade area. The account is secured by the Federal Deposit Insurance Corporation up to $100,000. At times, the Company’s bank balance may exceed $100,000.
The Company has been issued a $2,500,000 irrevocable standby letter of credit from the Federal Home Loan Bank of Des Moines on behalf of the Bank Midwest. The letter of credit expires February 10, 2006.
NOTE 5 — INCOME TAXES
As of December 31, 2005 and 2004, the tax basis of assets exceeded the book basis of assets by approximately $237,218 and $76,574, respectively.

WESTERN IOWA ENERGY, LLC
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
NOTE 6 — CASH FLOW DISCLOSURES
Supplemental disclosure for interest paid:

		From	From
		September 21, 2004	September 21, 2004
	Year Ended	(Date of inception) to	(Date of inception) to
	December 31, 2005	December 31, 2004	December 31, 2005
Cash paid for interest	$647	$—	$647

The Company had the following noncash investing and financing transaction:

		From	From
		September 21, 2004	September 21, 2004
	Year Ended	(Date of inception) to	(Date of inception) to
	December 31, 2005	December 31, 2004	December 31, 2005
Units issued for land purchase	$76,950	$—	$76,950

Units issued for services included in costs of capital	$8,550	$—	$8,550

Construction in progress in accounts payable	$4,028,516	$—	$4,028,516

NOTE 7 — RELATED PARTY TRANSACTIONS
The Company’s general contractor used to construct the plant is an entity related to West Central Coop who provides the management and operational services for the Company (see Note 8). Total estimated contract costs to the general contractor are $33,154,800. For the years ended December 31, 2005 and 2004, the Company incurred construction costs with the contractor of $19,874,993 and $100,000, respectively. Construction payables to the contractor at December 31, 2005 and 2004 were $3,960,085 and $-0- respectively.
The Company incurred consulting and project coordination fees with an individual who later became a member of the Company. Fees for the services provided were $5,500 a month plus expenses and a $40,000 bonus which was paid upon completion of the equity drive. During 2005 this individual was also issued 40 units for services provided (see Note 3). The Company paid this member services and fees totaling $89,164 and $30,970 for the years ended December 31, 2005 and 2004, respectively.
NOTE 8 — COMMITMENTS AND CONTINGENCIES
The total cost of the project, including the construction of the biodiesel plant and start-up expenses, is expected to be approximately $40,000,000. Costs incurred through December 31, 2005 were $21,329,249. The Company has obtained financing commitments in the amount $18,400,000 as discussed in Note 2.
The Company leases office space under an operating lease which expired in December 2005 and continues on a month-to-month basis. Rent expense for the years ended December 31, 2005 and 2004 was $3,600 and $300, respectively.
The Company entered into an agreement with West Central Coop (West Central) to provide certain management and operational services. The agreement provides for West Central to place a general manager and operations manager, acquire substantially all feed stocks and basic chemicals necessary for production, and perform substantially all the sales and marketing functions for the Company.

WESTERN IOWA ENERGY, LLC
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
     The agreement with West Central Coop (West Central) requires the following fees for management and operational services:
•	$25,000 per month in pre-production fees beginning three months prior to the estimated start up date for production and ceasing after payment of the fees for the month in which product is produced for sale.

•	Management fees equal to one and one-third cents per gallon of biodiesel produced.

•	Feed stock procurement fees equal to one-tenth of a cent per pound of feed stock procured for production.

•	Chemical input procurement fee equal to one-fifth of a cent per gallon of biodiesel produced.

•	Biodiesel marketing fees equal to one cent per gallon for each biodiesel sold.

•	Glycerin and fatty acids fee equal to one-fifth cent per gallon of biodiesel sold.

•	A yearly net income bonus equal to 6% of the Company’s adjusted net income .. Adjusted net income is defined as the Company’s net income for the fiscal year before any deduction or allowance for income taxes, determined in accordance with generally accepted accounting principles. Net income is also adjusted to exclude the following: the receipt of government payments under bioenergy and related programs, gains and losses realized on the sale or disposition of capital assets and any reduction for the income bonus paid or accrued to West Central as part of the agreement. The cost of soybean oil purchased during the year and used in the production of biodiesel is a component in calculating net income. The fluctuation between the market price and the contract price prior to delivery of soybean oil on contract does not affect the calculation of the income bonus to West Central.
Payments shall be due the tenth of the month following the month for which such fees are computed or payable. The agreement shall remain in force for three years after the end of the first month in which product is produced for sale. The agreement shall continue until one party gives written notice of termination to the other of a proposed termination date at least twelve months in advance of a proposed termination date.
NOTE 9 — FAIR VALUE OF FINANCIAL INSTRUMENTS
The Company believes the carrying amounts of cash and cash equivalents, accounts payable and accrued liabilities approximate fair value due to the short maturity of these instruments. The Company entered into several soybean oil purchase contracts near the end of 2005. The purchase contracts are for 22,000,000 pounds of soybean oil for delivery in March and April 2006 with prices ranging from $.2638 — $.2744 cents per pound. The estimated fair market value of the soybean oil purchase contracts, as of December 31, 2005, is approximately $386,700 lower than the agreed upon cost. The Company’s investments in capital stock of lenders are carried at cost, which approximates fair market value. The carrying amount of long-term obligations approximates fair value based on estimated interest rates for comparable debt.

WESTERN IOWA ENERGY, LLC
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEETS
March 31, 2006

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,050,602
Prepaid offering costs	—

Total current assets	1,050,602

PROPERTY, PLANT AND EQUIPMENT
Land	78,354
Office building and equipment	365,414
Vehicle	42,000
Construction in progress	31,751,589

Total, at cost	32,237,357
Less accumulated depreciation	14,486

Total property, plant and equipment	32,222,871

OTHER ASSETS
Land options	596
Deposit on construction costs	—
Other investments	2,000
Loan origination fees, net of accumulated amortization of $1,712	133,877

Total other assets	136,473

TOTAL ASSETS	$33,409,946

LIABILITIES AND MEMBERS’ EQUITY

CURRENT LIABILITIES
Accounts payable:
Trade	$40,708
Construction — related party	3,374,808
Current portion of long-term debt	1,816,911
Other liabilities	5,000
Accrued interest	34,488
Accrued payroll taxes	11,168

Total current liabilities	5,283,083

LONG-TERM LIABILITIES
Long-term debt, less current portion above	5,755,053

Total liabilities	11,038,136

MEMBERS’ EQUITY
Contributed capital	22,516,376
Deficit accumulated during the development stage	(144,566)

Total members’ equity	22,371,810

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$33,409,946

These financial statements should be read only in connection with the accompanying summary of significant accounting policies, and notes to financial statements.

WESTERN IOWA ENERGY, LLC
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF OPERATIONS

			From
			September 21, 2004
	Three Months Ended	Three Months Ended	(Date of Inception)
	March 31, 2006	March 31, 2005	to March 31, 2006
REVENUES	$—	$—	$—

OPERATING EXPENSES
Organization costs	—	26,188	56,918
Consulting and professional fees	102,723	28,106	319,772
Office and administrative expenses	52,319	33,624	152,112

Total operating expenses	155,042	87,918	528,802

OTHER INCOME (EXPENSE)
Interest income	35,646	894	355,720
Interest expense	(137)	(134)	(784)
Other income	10,300	2,500	29,300

Total other income	45,809	3,260	384,236

NET LOSS	$(109,233)	$(84,657)	$(144,566)

BASIC AND DILUTED LOSS PER UNIT	$(4)	$(116)

WEIGHTED AVERAGE UNITS OUTSTANDING, BASIC AND DILUTED	25,447	728

These financial statements should be read only in connection with the accompanying summary of significant accounting policies, and notes to financial statements.

WESTERN IOWA ENERGY, LLC
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CHANGES IN MEMBERS EQUITY

			Deficit Accumulated
		Contributed	During the
	Units	Capital	Development Stage	Total
BALANCE, SEPTEMBER 21, 2004 (Date of Inception)	—	$—	$—	$—

Initial units issued (seed capital), 1,690 membership units at $500 per unit	1,690	845,000	—	845,000

Cost of raising capital	—	(4,362)	—	(4,362)

Net loss for the period ended December 31, 2004	—	—	(77,511)	(77,511)

BALANCE, DECEMBER 31, 2004	1,690	840,638	(77,511)	763,127

Additional units issued (seed capital), 1,546 units at $500 per unit	1,546	773,000	—	773,000

Capital contributions from public offering, 22,081 units at $950 per unit	22,081	20,976,950	—	20,976,950

Units issued in exchange for land, 81 units at $950 per unit	81	76,950	—	76,950

Units issued in exchange for services, 49 units at $950 per unit	49	46,550	—	46,550

Cost of raising capital	—	(197,712)	—	(197,712)

Net income for the year ended December 31, 2005	—	—	42,178	42,178

BALANCE, DECEMBER 31, 2005	25,447	22,516,376	(35,333)	22,481,043

Net loss for the period ended March 31, 2006	—	—	(109,233)	(109,233)

BALANCE, MARCH 31, 2006	25,447	$22,516,376	$(144,566)	$22,371,810

These financial statements should be read only in connection with the accompanying summary of significant accounting policies, and notes to financial statements.

WESTERN IOWA ENERGY, LLC
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CASH FLOWS

			From
			September 21, 2004
	Three Months Ended	Three Months Ended	(Date of Inception)
	March 31, 2006	March 31, 2005	to March 31, 2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(109,233)	$(84,657)	$(144,566)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities
Depreciation and amortization	4,152	2,575	14,486
Member units issued for services included in startup expenses	—	—	38,000
Effects of changes in operating assets and liabilities
Prepaid legal costs	—	25,235	—
Accounts payable	40,446	(23,498)	40,708
Other liabilities	5,000	—	5,000
Accrued interest	34,488	—	34,488
Accrued payroll taxes	10,129	621	11,168

Net cash provided by (used in) operating activities	(15,018)	(79,724)	(716)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of office building and equipment and vehicle	(347,928)	(57,499)	(407,414)
Deposits on construction costs	—	(50,000)	—
Purchase of land options	—	(1,000)	(2,000)
Construction in progress	(11,074,336)	—	(28,375,069)
Purchase of capital stock of lenders	—	—	(2,000)

Net cash used in investing activities	(11,422,264)	(108,499)	(28,786,483)

CASH FLOWS FROM FINANCING ACTIVITIES
Loan origination fees	—	—	(135,589)
Cost of raising capital	—	(117,725)	(193,524)
Proceeds from long-term debt	7,554,499	28,105	7,582,604
Payments on long-term debt	(2,310)	(1,499)	(10,640)
Capital contributions	—	100,000	22,594,950

Net cash provided by financing activities	7,552,189	8,881	29,837,801

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(3,885,093)	(179,342)	1,050,602

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	4,935,695	660,390	—

CASH AND CASH EQUIVALENTS, END OF PERIOD	$1,050,602	$481,048	$1,050,602

These financial statements should be read only in connection with the accompanying summary of significant accounting policies, and notes to financial statements.

WESTERN IOWA ENERGY, LLC
(A DEVELOPMENT STAGE COMPANY)
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
March 31, 2006
Western Iowa Energy LLC (an Iowa development stage limited liability company) located in Wall Lake, Iowa was organized on September 21, 2004 to pool investors to build a 30 million gallon annual production biodiesel plant for the production of fuel grade biodiesel. The Company’s fiscal year ends on December 31. Significant accounting policies followed by the Company are presented below. As of March 31, 2006 the Company is in the development stage with its efforts being principally devoted to organizational, construction and financing activities.
USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
BASIS OF ACCOUNTING
The Company uses the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. This method recognizes revenues as earned and expenses as incurred.
In the opinion of management, all adjustments have been made that are necessary to fairly present the financial position, results of operations and cash flows of the Company.
These financial statements should be read in conjunction with the financial statements and notes included in the Company’s financial statements for the year ended December 31, 2005.
REVENUE RECOGNITION
Revenue from the production of biodiesel and related products will be recorded upon delivery to customers. Interest income is recognized as earned.
CASH AND CASH EQUIVALENTS
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.
PREPAID OFFERING COSTS
Costs incurred related to the sale of units are recorded as prepaid offering costs until the related units are issued. Upon issuance the offering costs are noted as costs of raising capital and charged to members’ equity. Offering costs include direct costs related to the offering such as legal costs, meeting costs, advertising costs and other related costs associated with the Company’s private and public offerings.
DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES
SFAS No. 133 requires a company to evaluate its contracts to determine whether the contracts are derivatives. Certain contracts that literally meet the definition of a derivative may be exempted from SFAS No. 133 as normal purchases or normal sales. Normal purchases and normal sales are contracts that provide for the purchase or sale of something other than a financial instrument or derivative instrument that will be delivered in quantities expected to be used or sold over a reasonable period in the normal course of business. Contracts that meet the requirements of normal are documented as normal and exempted from the accounting and reporting requirements of SFAS No. 133.
During 2005 and 2006 the Company entered into agreements to purchase soybean oil for anticipated production needs. These contracts are considered normal purchase contracts and exempted from SFAS No. 133.

WESTERN IOWA ENERGY, LLC
(A DEVELOPMENT STAGE COMPANY)
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
March 31, 2006
PROPERTY, PLANT, AND EQUIPMENT
Property and equipment are stated at cost. Significant additions are capitalized, while expenditures for maintenance, repairs and minor renewals are charged to operations when incurred. Office building and equipment and vehicles are depreciated on the straight-line basis over their estimated useful lives, which range from five to forty years.
Construction in progress consists of amounts incurred for the engineering, construction planning and construction costs of the biodiesel plant and other costs that meet capitalization criteria. As of March 31, 2006 construction in progress consisted primarily of construction costs for the biodiesel plant.
The Company follows the policy of capitalizing interest as a component of the cost of property, plant, and equipment for interest incurred during the construction phase. For the three months ended March 31, 2006 the Company capitalized interest of $39,991, which is included in construction in progress on the accompanying balance sheet.
The Company reviews its property and equipment for impairment whenever events indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recorded when the sum of the future cash flows is less than the carrying amount of the asset. The amount of the loss is determined by comparing the fair market values of the asset to the carrying amount of the asset.
LOAN ORIGINATION FEES
Loan origination fees are stated at cost and are amortized on the straight-line method over the life of the loan agreements. Amortization commenced as the Company borrowed funds on the loans. Amortization for the three months ended March 31, 2006 was $1,712 and is capitalized as part of construction period interest. This amount is included in construction in progress on the accompanying balance sheet.
OTHER INVESTMENTS
Other investments consist of investments in the capital stock of the Company’s primary lenders. The investments are stated at cost which approximates market.
OTHER INCOME
Other income consists of amounts received from unaffiliated organizations to assist in the organization and development of the Company. Amounts are recorded as other income when there is no obligation to repay the organization.
INCOME TAXES
The Company is organized as a limited liability company under state law and is treated as a partnership for income tax purposes. Under this type of organization, the Company’s earnings pass through to the partners and are taxed at the partner level. Accordingly, no income tax provision has been calculated. Differences between financial statement basis of assets and tax basis of assets is related to capitalization and amortization of organization and start-up costs for tax purposes, whereas these costs are expensed for financial statement purposes.

WESTERN IOWA ENERGY, LLC
(A DEVELOPMENT STAGE COMPANY)
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
March 31, 2006
EARNINGS PER UNIT
Earnings per unit are calculated based on the period of time units have been issued and outstanding. For purposes of calculating diluted earnings per capital unit, units subscribed for but not issued are included in the computation of outstanding capital units. As of March 31, 2006 and 2005 there was not a difference between basic and diluted earnings per unit as there were no units subscribed.

WESTERN IOWA ENERGY, LLC
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
March 31, 2006
NOTE 1 — LAND OPTION
The Company entered into two land option agreements with a member to purchase approximately 73 acres of land for $2,000 per acre (which approximates fair value) payable in units of ownership in the Company. The Company was required to pay option consideration in the amount of $2,000. The options extend to December 31, 2009 to purchase any part of the property or it shall expire automatically and be null and void and the option consideration shall be forfeited. In June 2005 the Company exercised one of the options and partially exercised the other for the purchase of approximately 39 acres of land. The Company issued 81 member units totaling $76,950 in exchange for the land. As of March 31, 2006 the Company has a remaining option to purchase approximately 34 acres.
NOTE 2 — LONG-TERM DEBT AND FINANCING
Long-term obligations of the Company are summarized as follows at March 31, 2006:

Note payable to Ford Credit corporation requiring monthly installments of $816, including interest at 2.9%, with final payment due January 2008. The note is secured by a vehicle.	$17,465

Note payable to the Iowa Department of Economic Development – see details below.	400,000
Note payable to Farm Credit Services of America and CoBank – see details below.	7,154,499

Total	7,571,964
Less current portion	1,816,911

Long-term portion	$5,755,053

Future maturities of long-term debt are as follow:

2007	$1,816,911
2008	1,938,054
2009	1,830,000
2010	1,784,499
2011	30,000
Thereafter	172,500

Total	$7,571,964

The Company has available loan commitments from Farm Credit Services of America and CoBank totaling $18,000,000 as of March 31, 2006. The commitments consist of a $10,000,000 term note and an $8,000,000 reducing revolving credit note. Advances under the term loan are available until May 31, 2006. The Company had been advanced $7,154,499 on the term loan as of March 31, 2006. Principal payments of $450,000 are required under the term loan to commence June 30, 2006 and due each quarter thereafter, with a final payment due no later than December 31, 2011. Advances under the reducing revolving credit note are available through the life of the commitment. The commitment reduces by $900,000 semi-annually beginning July 1, 2012 and continuing through January 1, 2016, with a final reduction at the expiration of the commitment on July 1, 2016, at which time any outstanding balance shall be due and payable in full. There were no advances on the reducing revolving credit note as of March 31, 2006. The notes require interest payments based on unpaid principal. The agreements also include a provision for additional payments for the fiscal years ending 2006 through 2010 based on the free cash flows of the Company. The agreements provide for several different interest rate options including variable

WESTERN IOWA ENERGY, LLC
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
March 31, 2006
and fixed options. (8.5% on the term note as of March 31, 2006). The variable interest rate options are based on Libor or the agent’s base rate and include adjustments for performance which is based on the Company’s debt to net worth ratio, measured quarterly. The notes are secured by essentially all of the Company’s assets.
The Company was awarded $400,000 from the Iowa Department of Economic Development consisting of a $300,000 zero interest deferred loan and a $100,000 forgivable loan. The zero interest deferred loan requires monthly installments of $2,500 beginning January 2007, with remaining unpaid principal due at maturity, December, 2012. The Company must satisfy the terms of the agreement, which include producing 22,500,000 gallons of biodiesel and 7,500,000 pounds of glycerin annually by November 30, 2008, to receive a permanent waiver of the forgivable loan. The loan is secured by a security agreement including essentially all of the Company’s assets.
NOTE 3 — MEMBERS’ EQUITY
The founding members of the Company were allowed to purchase membership units in the Company for $500 per unit. From September 21, 2004 (date of inception) to December 31, 2004 the Company issued 1,690 membership units for a total of $845,000. During 2005 the original members were extended the option to purchase the same number of units they previously purchased for $500 per unit. This purchase option resulted in 1,546 additional membership units totaling $773,000, issued between March and May 2005.
In February 2005 the Company prepared an offering and a Registration Statement with the State of Iowa. The Registration Statement offered up to a maximum of 23,158 units for a total offering of $22,000,000. The offering minimum number of units needed to be subscribed was 14,000 units for a total of $14,000,000. The units were to be sold at varying amounts depending on the purchase date, ranging from $950 to $1,000 per unit. Potential investors had to be a resident of the state of Iowa and purchase a minimum of 20 units. The public offering resulted in 22,081 units issued during June 2005 at $950 per unit totaling $20,976,950.
During 2005 the Company exercised a land purchase option (See Note 1) and issued 81 units at $950 per unit totaling $76,950 in exchange for approximately 39 acres of land. The Company also issued 49 units at $950 per unit totaling $46,550 to two individuals in exchange for services, $38,000 is included in start up expenses in the Statement of Operations and the remaining $8,550 is included in the cost of raising capital in the Statement of Changes in Members’ Equity for the year ended December 31, 2005.
During 2005 the Company entered into a verbal agreement to issue an additional 1,000 units. The verbal agreement is with the Company’s general contractor used to construct the plant who is also an entity related to West Central Coop who provides management and operational services for the Company (See Note 8). The agreement provides for the issuance of 1,000 membership units to the contractor upon completion of construction. The $1,000,000 consideration for the units will be deducted from the final retainage payable to the contractor. On July 19, 2006 the Company modified this agreement and agreed to issue 500 units as the project was substantially complete, the Company also agreed to issue the remaining 500 units upon final completion of the contract. The payable was decreased by $500,000 and contributed capital was increased by $500,000 in July with the issuance of the 500 units. The remaining 500 units will be issued upon final completion of the contract and at such time the payable will be decreased and contributed capital will be increased by $500,000. The calculation of diluted shares will be impacted when the aforementioned units are actually issued.
The Company’s operating agreement provides that the net profits or losses of the Company will be allocated to the members in proportion to the membership units held. Members will not have any right to take part in the management or control of the Company. Each membership unit entitles the member to one vote on any matter which the member is entitled to vote. Transfers of membership units are prohibited except as provided for under the operating agreement.
NOTE 4 — CONCENTRATION OF CREDIT RISK
The Company maintains cash balances at a financial institution in its trade area. The account is secured by the Federal Deposit Insurance Corporation up to $100,000. At times, the Company’s bank balance may exceed $100,000.
The Company has been issued a $500,000 irrevocable standby letter of credit from the Federal Home Loan Bank of Des Moines on behalf of the Bank Midwest. The letter of credit expires May 23, 2006.

WESTERN IOWA ENERGY, LLC
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
March 31, 2006
NOTE 5 — CASH FLOW DISCLOSURES
Supplemental disclosure for interest paid:

			From
			September 21, 2004
	Three Months Ended	Three Months Ended	(Date of inception) to
	March 31, 2006	March 31, 2005	March 31, 2006
Cash paid for interest	$138	$134	$785

The Company had the following noncash investing and financing transactions:

			From
			September 21, 2004
	Three Months Ended	Three Months Ended	(Date of inception) to
	March 31, 2006	March 31, 2005	March 31, 2006
Units issued for land purchase	$—	$—	$76,950

Units issued for services included in costs of capital	$—	$—	$8,550

Construction in progress in accounts payable	$3,374,808	$—	$3,374,808

NOTE 6 — RELATED PARTY TRANSACTIONS
The Company’s general contractor used to construct the plant is an entity related to West Central Coop who provides the management and operational services for the Company (see Note 8). Total estimated contract costs to the general contractor are $33,154,800. For the periods ended March 31, 2006, the Company incurred construction costs with the contractor of $10,041,799. The cumulative construction costs with the contractor as of March 31, 2006 were $29,916,792. Construction payables to the contractor at March 31, 2006 were $3,374,808.
The Company incurred management and operational service fees from West Central Coop. For the periods ended March 31, 2006 and 2005, the Company incurred management and operational service fees of $28,000 and $-0-, respectively. Management fees payable to West Central Coop at March 31, 2006 were $14,000.
The Company incurred consulting and project coordination fees with an individual who later became a member of the Company. Fees for the services provided were $5,500 a month plus expenses and a $40,000 bonus which was paid upon completion of the equity drive. During 2005 this individual was also issued 40 units for services provided (see Note 3). The Company paid this member services and fees totaling $-0- and $19,357 for the periods ended March 31, 2006 and 2005, respectively.
NOTE 7 — COMMITMENTS AND CONTINGENCIES
The total cost of the project, including the construction of the biodiesel plant and start-up expenses, is expected to be approximately $40,000,000. Costs incurred through March 31, 2006 were $32,007,806. The Company has obtained financing commitments in the amount $18,400,000 as discussed in Note 2.

WESTERN IOWA ENERGY, LLC
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
March 31, 2006
The Company leased office space under an operating lease which expired in December 2005 and continued on a month-to-month basis. Rent expense for the periods ended March 31, 2006 and 2005 was $300 and $600, respectively.
The Company entered into an agreement with West Central Coop (West Central) to provide certain management and operational services. The agreement provides for West Central to place a general manager and operations manager, acquire substantially all feed stocks and basic chemicals necessary for production, and perform substantially all the sales and marketing functions for the Company.
The agreement with West Central Coop (West Central) requires the following fees for management and operational services:
•	$14,000 per month in pre-production fees for the General Manager and $11,000 for the Operations Manager beginning three months prior to the estimated start up date for production and ceasing after payment of the fees for the month in which product is produced for sale.

•	Management fees equal to one and one-third cents per gallon of biodiesel produced.

•	Feed stock procurement fees equal to one-tenth of a cent per pound of feed stock procured for production.

•	Chemical input procurement fee equal to one-fifth of a cent per gallon of biodiesel produced.

•	Biodiesel marketing fees equal to one cent per gallon for each biodiesel sold.

•	Glycerin and fatty acids fee equal to one-fifth cent per gallon of biodiesel sold.
A yearly net income bonus equal to six percent of the Company’s adjusted net income. Adjusted net income is defined as the Company’s net income for the fiscal year before any deduction or allowance for income taxes, determined in accordance with generally accepted accounting principles. Net income is also adjusted to exclude the following: the receipt of government payments under bioenergy and related programs, gains or losses realized on the sale or disposition of capital assets and any reduction for the income bonus paid or accrued to West Central as part of the agreement. The cost of soybean oil purchased during the year and used in the production of biodiesel is a component in calculating net income. The fluctuation between the market price and the contract price prior to delivery of soybean oil on a contract does not affect the calculation of the income bonus to West Central.
Payments shall be due the tenth of the month following the month for which such fees are computed or payable. The agreement shall remain in force for three years after the end of the first month in which product is produced for sale. The agreement shall continue until one party gives written notice of termination to the other of a proposed termination date at least twelve months in advance of a proposed termination date.
NOTE 8 — FAIR VALUE OF FINANCIAL INSTRUMENTS
The Company believes the carrying amounts of cash and cash equivalents, accounts payable and accrued liabilities approximate fair value due to the short maturity of these instruments. The Company entered into several soybean oil purchase contracts during 2005 and 2006 for anticipated production needs. The purchase contracts are for 75,000,000 pounds of soybean oil for delivery from May to December 2006 with fixed price contracts ranging from $.2265 to $.2744 cents per pound and basis contracts ranging from $.024 to $.026 cents per pound over the applicable Chicago Board of Trade futures month. The estimated fair market value of the soybean oil purchase contracts, as of March 31, 2006, is approximately $670,700 lower than the agreed upon cost. The Company’s investments in capital stock of lenders are carried at cost, which approximate fair market value. The carrying amount of long-term obligations approximates fair value based on estimated interest rates for comparable debt.

SIGNATURES
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTERN IOWA ENERGY, LLC

Date: August 1, 2006	By:	/s/ John Geake John Geake, President

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